Exhibit 2.2

STOCK PURCHASE AGREEMENT

AMONG

HOUSEHOLD INSURANCE GROUP HOLDING COMPANY,

PAVONIA HOLDINGS (US), INC.

AND

ENSTAR GROUP LIMITED

DATED AS OF SEPTEMBER 6, 2012

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Section 12.10	Certain Limitations	75
Section 12.11	Counterparts	75
Section 12.12	Conflicts and Privilege	75

EXHIBITS
Exhibit A-1	Administrative Services Agreement (Canadian Business)
Exhibit A-2	Administrative Services Agreement (U.S. Business)
Exhibit B	Purchase Price Calculation Mechanism
Exhibit C	Form of Estimated Purchase Price Statement
Exhibit D	Purchase Price Allocation
Exhibit E	Trademark License
Exhibit F	Memorandum of Understanding Regarding Transition Services Terms and Conditions

DISCLOSURE SCHEDULE
Section	Description
Section 1.1(a)	Knowledge of Seller
Section 1.1(b)	Knowledge of Buyer
Section 3.1	Qualifications
Section 3.3	Subsidiaries
Section 3.5	Noncontravention; Consents
Section 3.6	SAP Financial Statements
Section 3.7	Liabilities
Section 3.8	Absence of Certain Changes or Events
Section 3.9	Benefit Plans
Section 3.10	Taxes
Section 3.11	Permits; Compliance with Applicable Laws
Section 3.12	Litigation
Section 3.14	Material Contracts
Section 3.15	Insurance Regulatory Matters
Section 3.16(a)	Technology and Intellectual Property
Section 3.16(c)	Registered Intellectual Property
Section 3.17(a)	Reinsurance Agreements
Section 3.17(b)	Obligations Under Insurance Contracts
Section 3.17(c)	Insurance Contracts
Section 3.17(e)	Forced Place Insurance
Section 3.20	Affiliate Arrangements and Intercompany Accounts
Section 3.21	Insurance
Section 3.22	Insurance Licenses
Section 3.23	Regulatory Filings
Section 3.25	Personal Property
Section 3.26	Investment Guidelines
Section 4.3	Noncontravention; Consents
Section 5.1	Conduct of Business of the Companies and the Subsidiaries
Section 5.2	Access to Information
Section 5.4(f)	Consent Cost Allocation
Section 5.8(a)	Use of Names
Section 5.15(a)	Business Re-alignment Transactions
Section 5.15(b)	Re-alignment Contracts
Section 5.17	Liquidation Plan

Section 6.1(a)	Employees; Transferred Employees
Section 6.1(b)	Benefits and Incentive Compensation Opportunities
Section 6.3(a)	2012 Severance Schedule
Section 6.3(b)	2013 Severance Schedule
Section 7.1(d)	Consents

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of September 6, 2012 (this “Agreement”), among Household Insurance Group Holding Company (“Seller”), a Delaware corporation, Pavonia Holdings (US), Inc. (“Buyer”), a Delaware corporation, and Enstar Group Limited (“Buyer Parent”), a Bermuda exempted company.

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of Household Life Insurance Company of Delaware (“HLIC DE”), a Delaware domiciled life insurance company, and HSBC Insurance Company of Delaware (“HSBC DE”), a Delaware domiciled property and casualty insurance company (HLIC DE and HSBC DE, referred to herein individually as a “Company” and together as the “Companies”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and of the mutual benefits to be derived from this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“2012 Bonus Accrual” has the meaning set forth in Section 6.4(a).

“2013 Bonus Accrual” has the meaning set forth in Section 6.4(b).

“Action” has the meaning set forth in Section 3.12.

“Administrative Services Agreement (Canadian Business)” means the Credit Insurance Group Master Policy Administrative Services Agreement (Canadian Business) by and among HLIC DE, HSBC DE and FCNL, on the one hand, and HSBC Retail Services Limited, Household Trust Company, HSBC Finance Corporation Canada, HSBC Finance Mortgages Inc. and HSBC Bank Canada, on the other hand, substantially in the form attached hereto as Exhibit A-1.

“Administrative Services Agreement (U.S. Business)” means the Credit Insurance Group Master Policy Administrative Services Agreement (U.S. Business) by and among HLIC DE, HSBC DE and FCNL, on the one hand, and certain other parties listed on Exhibit A attached thereto, on the other hand, substantially in the form attached hereto as Exhibit A-2.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Affiliate Contracts” has the meaning set forth in Section 3.20.

“Affiliate Payment” has the meaning set forth in Section 5.19.

“Agency Contracts” has the meaning set forth in Section 3.14(e).

“Aggregate Closing Capital and Surplus” means the total aggregate Capital and Surplus (as defined in Exhibit B) of the Companies and the Subsidiaries on a Destacked Basis (as defined in Exhibit B) as of the Closing.

“Aggregate Target Closing Capital and Surplus” has the meaning set forth on Exhibit B.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Annual SAP Financial Statements” has the meaning set forth in Section 3.6.

“Applicable Laws” has the meaning set forth in Section 3.6.

“Asset Allocation” has the meaning set forth in Section 10.9(b).

“Assurant Adjustment” shall be (i) in the event of a termination or expiration on or prior to the Closing Date of some or all of the reinsurance and/or similar contracts existing on the date hereof between the Companies and/or the Subsidiaries on the one hand and Assurant, Inc. and/or its Affiliates (collectively, “Assurant”) on the other hand (collectively, the “Assurant Contracts”), or the receipt by the Companies and/or the Subsidiaries of a notice of termination or non-renewal of any such contract on or prior to the Closing Date, an amount equal the component of the Purchase Price Buyer would have otherwise paid at Closing (as part of the total Purchase Price) for the future value that would otherwise have been derived from the terminated contract had it not been terminated, or (ii) in the event of an amendment to any Assurant Contract on or prior to the Closing Date that increases the fees payable by the Companies and/or the Subsidiaries under such contract (to the extent not subject to any other economic offset), an amount equal to the present value (as of the Closing Date and utilizing an 11% discount rate) of the future increased payments to be made to Assurant, if any, pursuant to such amendment multiplied by 59.7%. For the avoidance of doubt, if the any Assurant Contract is amended as contemplated herein and then terminated prior to the Closing Date, only the termination scenario will be utilized to calculate this adjustment. Buyer and Seller shall negotiate and calculate in good faith the amount of the Assurant Adjustment prior to Closing and exclude from the Assurant Adjustment any adjustment that is already included through the Purchase Price Calculation Mechanism.

“Burdensome Condition” means (i) a material impairment of the benefits, taken as a whole, which Buyer reasonably expects to derive from the consummation of the transactions contemplated by this Agreement, including a material impairment or interference with the ability of Buyer to place the Companies and Subsidiaries into runoff; (ii) a material negative effect on the business or the assets, liabilities, properties, operations, results of operations or condition (financial or otherwise) of the Companies or Subsidiaries; or (iii) any requirement to sell or divest, before or after the Closing Date, any material assets, liabilities, businesses, operations, or interest in any assets or businesses of Buyer or any of its Affiliates or the Companies or Subsidiaries.

“Business Re-Alignment Transactions” has the meaning set forth in Section 5.15(a).

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in Delaware are required or authorized by law or executive order to be closed.

“Buyer” has the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Employee Benefit Plans” has the meaning set forth in Section 6.2.

“Buyer Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Canadian Tax Audit” means the matter disclosed in item No. 3 of Section 3.10 of the Disclosure Schedule.

“Cause” means any Employee’s (a) failure to perform his/her material duties as determined by his/her employer or its Affiliates, which failure (if curable) continues for ten (10) Business Days after such employer or one of its Affiliates has given written notice to the employee specifying in reasonable detail the manner in which the employee has failed to perform such duties; (b) commission of an act or omission constituting (i) a felony, (ii) embezzlement, theft or material dishonesty with respect to his/her employer or any of its Affiliates, or (iii) fraud; (c) commission of an act or omission that (i) could adversely and materially affect his/her employer’s or its Affiliates’ business or reputation or (ii) involves moral turpitude; or (d) breach, non-performance or non-observance of any restrictive covenant or any other written agreement with his/her employer or any of its Affiliates prohibiting any or all of (i) the disclosure of confidential trade secrets and other information, (ii) competitive activities or the solicitation of customers, or (iii) the solicitation of employees or former employees.

“Closing” has the meaning set forth in Section 2.2.

“Closing Balance Sheet Objectives” has the meaning set forth in Section 5.17.

“Closing Date” has the meaning set forth in Section 2.2.

“CML Audit” means the matter disclosed in item No. 3 of Section 3.11 of the Disclosure Schedule.

“Code” means the Internal Revenue Code of 1986, as amended, and any rules and regulations thereunder.

“Company” or “Companies” has the meaning set forth in the recitals.

“Company Agents” means, to the Knowledge of Seller, each Person who is performing the duties of insurance agent, broker, seller, marketer, third-party administrator, adjuster, underwriter, manager, wholesaler, producer, reinsurance intermediary or distributor of any Insurance Contract or any insurance or insurance product for the Companies or Subsidiaries, whether as an employee, agent, subcontractor or otherwise.

“Company Material Adverse Effect” means any event, effect, circumstance, change or development that, individually or in the aggregate with other events, effects, circumstances, changes or developments, has a material adverse effect on the financial condition, business operations or results of operations of the Companies and the Subsidiaries, taken as a whole, or the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Company Material Adverse Effect” shall exclude any adverse effect resulting from, arising out of or relating to: (i) changes in general economic, financial, capital market or political conditions (including changes in interest rates); (ii) any occurrence or condition generally affecting any segment of the property and casualty insurance industry and life, credit and unemployment insurance industry in which the Companies and the Subsidiaries participate (including natural catastrophe events, hostility and terrorism); (iii) any change or proposed change in SAP or Applicable Law; (iv) any change in the value of the Investment Assets of the Companies and the Subsidiaries following the date hereof as a result of a decrease in the credit quality of any of the Investment Assets (provided such decrease is not attributable to the Companies or the Subsidiaries having engaged in investment activities with respect to the Investment Assets of each Company or a Subsidiary that breach any agreement with respect to such Investment Assets made by the Companies herein) or changes in interest rates; (v) any downgrade or potential downgrade of the financial strength, claims paying ability, insurance or other ratings of the Companies or any Subsidiary (it being agreed that the facts and circumstances giving rise to such downgrade or potential downgrade (other than any facts and circumstances that are the subject of subclauses (i), (ii), (iii), (iv), (vi) and (vii) of this definition) may be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) the negotiation, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including any occurrence or condition arising out of the identity of or facts relating to Buyer); and (vii) the public announcement of this Agreement or the transactions contemplated by this Agreement (including any occurrence or condition arising out of the threatened or actual impact on relationships of the Companies and the Subsidiaries with customers, vendors, suppliers, employees or others having business relationships with the Companies and the Subsidiaries); provided, however, that any event, effect, circumstance, change or development referred to in subclauses (i) or (ii) of this definition shall be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, effect, circumstance, change or development has a disproportionate effect on any or all of the Companies and the Subsidiaries compared to other similarly situated U.S. property and casualty, and life, credit and unemployment insurance companies, as applicable, that are running off their existing liabilities.

“Comparable Job Offer” means the following terms of employment, which shall apply in respect of Transferred Employees offered employment by Buyer or an Affiliate of Buyer: (i) a position requiring substantially comparable skills and abilities as the Employee’s position immediately prior to the Closing Date (disregarding whether a position is managerial or non-managerial), (ii) annual base salary, weekly or hourly rate of pay and commission pay arrangements, in each case, that are substantially the same or better, in the aggregate, than such individual’s salary, rate of pay and commission pay arrangements as in effect immediately prior to the Closing Date, (iii) a position that does not involve a significant change in work schedule, (iv) benefits that are no less favorable, in the aggregate, to those offered to the Employee immediately prior to the Closing Date, (v) annual incentive opportunities for performance periods after the Closing Date that are substantially the same as the annual incentive opportunity provided to the Employee (both by job classification or status and by geographic location) in effect for the most recently completed annual performance period prior to the Closing Date, (vi) at a work location not more than thirty-five (35) miles from such Employee’s work location immediately prior to the Closing Date (provided that working from a home office shall be deemed to meet the requirements of this clause (vi)), and (vii) a work status (full- or part-time) that is not changed from that in effect immediately prior to the Closing Date.

“Confidentiality Agreement” means the letter agreement dated March 8, 2012, between Buyer and Seller.

“Consolidated Tax Returns” has the meaning set forth in Section 10.2(a).

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements.

“De Minimis Items” has the meaning set forth in Section 9.1(b).

“Delaware Court” has the meaning set forth in Section 12.7(b).

“Delayed Employees” has the meaning set forth in Section 6.1(b).

“Delayed Transfer Date” has the meaning set forth in Section 6.1(b).

“DFS” means the New York State Department of Financial Services.

“DFS Subpoena” means the subpoena served upon HSBC DE by the DFS on January 20, 2012 regarding the LPI Business.

“Disclosed Taxes” means the amount of any liability for Taxes accrued for or taken into account in the calculation of Aggregate Closing Capital and Surplus as finalized in connection with the determination of the final Purchase Price pursuant to Section 2.6.

“Disclosure Schedule” means the Disclosure Schedule delivered in connection with, and constituting a part of, this Agreement.

“Dispute Notice” has the meaning set forth in Section 2.6(b).

“Dispute Period” has the meaning set forth in Section 2.6(b).

“Disputed Items” has the meaning set forth in Section 2.6(b).

“Dividends” has the meaning set forth in Section 5.11(a).

“Election Form” has the meaning set forth in Section 10.9(b).

“Employee” means each individual listed on Section 6.1(a) of the Disclosure Schedule who immediately prior to the Closing Date is (i) actively employed by Seller or any of its Affiliates principally in connection with the business of the Companies and/or the Subsidiaries; and (ii) employed by Seller or any of its Affiliates principally in connection with the business of the Companies and/or the Subsidiaries who is absent from work on account of vacation, jury duty, funeral leave, personal day, sickness, short-term disability, workers compensation leave, military leave or leave under the Family Medical Leave Act or other approved leave of absence for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.

“Employee Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), retirement, pension, bonus, incentive compensation, deferred compensation, phantom stock, equity-based, severance, change in control, retention, salary continuation, employment, consulting, Section 125 plan, health and welfare, leave of absences, vacation pay, paid time off or other plan or agreement relating to compensation or fringe benefits.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules and regulations thereunder.

“ERISA Affiliate” has the meaning set forth in Section 3.9.

“Estimated Purchase Price” has the meaning set forth in Section 2.1.

“Estimated Purchase Price Statement” has the meaning set forth in Section 2.1.

“Excluded Employees” has the meaning set forth in Section 6.1(b).

“Extraordinary Transaction” has the meaning set forth in Section 10.1(d).

“Federal Funds Rate” means the rates on overnight federal funds by federal funds brokers as published on the Closing Date by the Federal Reserve Bank of New York.

“FCNL” means First Central National Life Insurance Company of New York.

“Final Adjustment Payment” has the meaning set forth in Section 2.6(c).

“Forced-Placed Insurance” has the meaning set forth in Section 3.17(e).

“Fundamental Representations” has the meaning set forth in Section 8.1.

“Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, directive, cease and desist order, supervisory order, letter, agreement or award entered by or entered into with any Governmental Entity.

“Guarantee” has the meaning set forth in Section 5.14(a).

“Guaranteed Obligations” has the meaning set forth in Section 5.14(a).

“Guaranteed Payments” has the meaning set forth in Section 5.14(a).

“HLIC DE” has the meaning set forth in the recitals.

“HSBC DE” has the meaning set forth in the recitals.

“HLIC Illinois Return” has the meaning set forth in Section 3.10(u).

“Indemnification Basket” has the meaning set forth in Section 9.1(b).

“Indemnification Cap” has the meaning set forth in Section 9.1(c).

“Indemnified Party” has the meaning set forth in Section 9.2(a).

“Indemnifying Party” has the meaning set forth in Section 9.2(a).

“Independent Accounting Firm” means an independent certified public accounting firm of national standing and reputation jointly selected and retained by Buyer’s and Seller’s respective auditors that is not an independent auditor for either Buyer or Seller and is otherwise neutral and impartial; provided, however, that if Buyer’s and Seller’s respective auditors are unable to select such other accounting firm within ten (10) Business Days after (i) the expiration of the Dispute Period in the case of Section 2.6(b), or (ii) the date on which the parties determine they cannot settle the Tax Dispute in the case of Section 10.2(c) or any dispute related to the Asset Allocation in the case of Section 10.9(b), each of Buyer and Seller shall provide to the other party a list of three independent certified public accounting firms of national standing and reputation, and (x) if any firm appears on both lists, such firm shall be the accountant, unless more than one firm appears on both lists, in which case the accountant shall be selected at random from among the firms on both lists, (y) otherwise each party shall eliminate the names of two firms from the list provided by the other party and the accountant shall be selected at random from among the remaining two firms.

“Insurance Approval Filings” has the meaning set forth in Section 5.4(c).

“Insurance Contracts” has the meaning set forth in Section 3.17(b).

“Insurance Laws” means all Applicable Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance, whether federal, national, provincial, state, or local.

“Insurance Licenses” has the meaning set forth in Section 3.22.

“Insurance Policies” has the meaning set forth in Section 3.21.

“Insurance Regulator” has the meaning set forth in Section 3.6.

“Intellectual Property” has the meaning set forth in Section 3.16(a).

“Intercompany Accounts” has the meaning set forth in Section 3.20.

“Interim SAP Statements” has the meaning set forth in Section 3.6.

“Investment Assets” has the meaning set forth in Section 3.26.

“Investment Guidelines” has the meaning set forth in Section 3.26.

“Knowledge” means the actual or constructive knowledge of (a) with respect to Seller, those persons listed in Section 1.1(a) of the Disclosure Schedule, and (b) with respect to Buyer, those persons listed in Section 1.1(b) of the Disclosure Schedule. For purposes of this definition, a person shall be deemed to have knowledge of facts that would be reasonably expected to come to the attention of such person in the course of the management reporting practices of Buyer or Seller, as applicable, or if such individual would have discovered such facts or matters after conducting a reasonable investigation regarding the accuracy of any representation or warranty contained in this Agreement.

“Leave Recipient” has the meaning set forth in Section 6.1(b).

“Liens” has the meaning set forth in Section 3.2.

“Liquidation Plan” has the meaning set forth in Section 5.17.

“Losses” means any and all liabilities, claims, obligations, losses, costs, disbursements, penalties, fines, expenses (including reasonable attorneys’, accountants’ and other out-of-pocket professional fees and expenses incurred in the investigation, collection, prosecution or defense of any claims, whether or not involving any third party) and damages, but excluding lost profits or any punitive, exemplary, consequential (but not incidental) or similar damages (other than lost profits or any punitive, exemplary, consequential or similar damages actually paid to a third party in a Third Party Claim).

“LPI Business” means the lender placed insurance on which HSBC DE acts as the assuming reinsurer.

“Material Contracts” has the meaning set forth in Section 3.14.

“Notice Period” has the meaning set forth in Section 2.6(b).

“Obligations” has the meaning set forth in Section 5.14(a).

“Permits” has the meaning set forth in Section 3.11.

“Permitted Liens” has the meaning set forth in Section 3.25.

“Person” means an individual, corporation, partnership (limited or general), joint venture, limited liability company, association, trust, unincorporated organization or other entity.

“Personal Property” has the meaning set forth in Section 3.25.

“Purchase Price” shall be calculated pursuant to the Purchase Price Calculation Mechanism set forth on Exhibit B.

“Purchase Price Adjustment Report” has the meaning set forth in Section 2.6(a).

“Purchaser Defense” has the meaning set forth in Section 5.14(f).

“Re-Alignment Contracts” has the meaning set forth in Section 5.15(b).

“Regulatory Filings” has the meaning set forth in Section 3.23.

“Reinsurance Agreement” has the meaning set forth in Section 3.17(a).

“Representative” means with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, actuaries and other agents of such Person.

“Reserve Assets” has the meaning set forth in Section 4.11(b).

“Reserves” has the meaning set forth in Section 4.11(a).

“SAP” has the meaning set forth in Section 3.6.

“SAP Financial Statements” has the meaning set forth in Section 3.6.

“Section 338(h)(10) Election” has the meaning set forth in Section 10.9(a).

“Securities Act” has the meaning set forth in Section 4.4.

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Affiliated Group” has the meaning set forth in Section 3.10(u).

“Seller Benefit Plans” has the meaning set forth in Section 3.9.

“Seller Trademarks” has the meaning set forth in Section 5.8(a).

“Settlement Date” has the meaning set forth in Section 2.6(c).

“Shares” means all of the outstanding shares of the capital stock of HSBC DE, par value $700.00 per share, and all of the outstanding shares of the capital stock of HLIC DE, par value $10.00 per share.

“subsidiary” of any Person means another Person 50% or more of the total combined voting power of all classes of capital stock or other voting interests of which, or 50% or more of the equity securities of which, is owned directly or indirectly by such first Person.

“Subsidiary” or “Subsidiaries” has the meaning set forth in Section 3.3.

“Tax Contest” means any audit or administrative or judicial proceeding or any demand or claim on Buyer, the Companies or any Subsidiary which, if determined adversely to the taxpayer, would be grounds for indemnification under ARTICLE X.

“Tax Contest Expenses” has the meaning set forth in Section 10.1(a).

“Tax Dispute” has the meaning set forth in Section 10.2(c).

“Tax Return” means any return, declaration, report, claim for refund, or information return, statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with or provided to any Taxing Authority in respect of Taxes or the administration of any laws, regulations or administrative requirements related to any Tax.

“Taxes” means all federal, state, local and foreign taxes of any kind, including, but not limited to, those on or measured by or referred to as income, gross receipts, sales, use, production, ad valorem, transfer, franchise, profits, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, value added, property (real or personal), real property gains, windfall profits taxes, or similar taxes, fees, assessments or charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with any interest and any penalties, additions to tax or additional amounts imposed thereon by any Taxing Authority, domestic or foreign.

“Taxing Authority” means any Governmental Entity or other Person responsible for and having jurisdiction over, the administration of Taxes.

“Termination Date” has the meaning set forth in Section 11.1(b).

“Third Party Claim” has the meaning set forth in Section 9.2(a).

“Trademark License” has the meaning set forth in Section 5.8(a).

“Transfer Date” has the meaning set forth in Section 6.1(b).

“Transfer Taxes” has the meaning set forth in Section 10.7.

“Transferred Employees” has the meaning set forth in Section 6.1(b).

“Transition Services Agreement” has the meaning set forth in Section 5.16.

“Voting Debt” has the meaning set forth in Section 3.2.

“Wire Transfer” means a payment in immediately available funds by wire transfer in lawful money of the United States of America to such account or accounts as shall have been designated by notice to the paying party.

ARTICLE II

PURCHASE OF THE SHARES

Section 2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell all of the Shares to Buyer, and Buyer shall purchase all of the Shares from Seller, free and clear of all Liens, for an aggregate amount equal to the Purchase Price. No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Estimated Purchase Price Statement”) setting forth (i) the estimated Purchase Price (including, to the extent applicable, any adjustment to reflect the Assurant Adjustment) (the “Estimated Purchase Price”) payable at the Closing, and (ii) the Aggregate Target Closing Capital and Surplus. The Estimated Purchase Price Statement shall be in the form of Exhibit C attached hereto and shall be prepared in good faith using the accounting principles, procedures, policies and methods used by Seller in preparing the SAP Financial Statements, consistently applied, as modified by the Purchase Price Calculation Mechanism set forth on Exhibit B. The Estimated Purchase Price payable at the Closing shall be subject to adjustment as provided in Section 2.6. The Purchase Price shall be allocated between each of the Companies as set forth on Exhibit D attached hereto. Notwithstanding any other provision of this Agreement, in no event shall the Purchase Price, as adjusted pursuant to the terms of this Agreement, be greater than $300,000,000 or less than negative $200,000,000.

Section 2.2 Closing. Unless this Agreement shall have been terminated pursuant to Section 11.1, and subject to the satisfaction or waiver of each of the conditions set forth in ARTICLE VII, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at 10:00 a.m. on the day that is the last Business Day of the month in which the last to be fulfilled or waived of the conditions set forth in ARTICLE VII (other than conditions that, by their nature, are to be fulfilled on the Closing Date) shall be fulfilled or waived in accordance with this Agreement, at the offices of Edwards Wildman Palmer LLP, One Giralda Farms, Madison, New Jersey, unless another date, time or place is agreed to in writing by the parties hereto; provided, however, that if the last day of such month is not a Business Day, then the Closing will take place on the last Business Day of the month but be effective as of the last day of the month. The effective date and time of the Closing are herein referred to as the “Closing Date.” All of the contemplated transactions under this Agreement shall be deemed to be consummated as of 11:59:59 p.m. Eastern Time on the Closing Date and all actions taken at Closing shall be deemed to have occurred simultaneously and shall be deemed effective as of the dates and times specified in this Agreement.

Section 2.3 Payment of Purchase Price and Delivery of Shares. Subject to the fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE VII, at the Closing:

(a) Buyer shall pay to Seller the Estimated Purchase Price by Wire Transfer; and

(b) Seller shall deliver to Buyer stock certificates evidencing the Shares, free and clear of all Liens, duly endorsed in blank or with stock powers or other proper instruments of assignment duly endorsed in blank, in proper form for transfer, with all appropriate stock transfer tax stamps affixed.

Section 2.4 Seller’s Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE VII, at the Closing, Seller shall deliver to Buyer all of the following:

(a) FIRPTA Certificate. A certification from Seller and signed by a responsible officer of Seller, as contemplated under Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that Seller is not a foreign Person.

(b) Stock Certificates. The stock certificates representing all of the outstanding shares of capital stock of each Subsidiary, free and clear of all Liens.

(c) Minute Books. The stock transfer book, minute books and corporate seal of each of the Companies and the Subsidiaries.

(d) Good Standing Certificates. (i) Certificates of the organization, valid existence and good standing of each Company and each of the Subsidiaries as a domestic corporation in the jurisdiction of its incorporation and (ii) certificates of compliance or good standing or a similar certificate for each Company and each Subsidiary from the applicable Insurance Regulators, each as of a date no more than five (5) Business Days prior to the Closing Date.

(e) Consents. Copies (or other evidence) of all valid consents, waivers, clearances, approvals, permits or authorizations of, filings or registrations with, or notifications to, all Governmental Entities required to be obtained, filed or made by Seller in satisfaction of the conditions set forth in Section 7.1 and Section 7.2.

(f) Resignations. Resignations from each of the directors and officers of the Companies and the Subsidiaries, except as otherwise requested by Buyer.

(g) Administrative Service Agreements. The Administrative Services Agreement (U.S. Business) executed by each party thereto and the Administrative Services Agreement (Canadian Business) executed by each party thereto.

(h) Transition Services Agreement. The Transition Services Agreement executed by each party thereto.

(i) Section 338(h)(10) Election. Internal Revenue Service Form 8023 for the Section 338(h)(10) Election, executed by HSBC North America Holdings, Inc. as common parent of the Seller Affiliated Group, and any other required Election Form provided by Buyer pursuant to Section 10.9(b), executed by the appropriate member of the Seller Affiliated Group.

(j) Closing Certificate. A certificate signed on behalf of Seller by an executive officer to the effect that such executive officer has read Section 7.2 of this Agreement and the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(k) Secretary’s Certificate. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying (i) the names and signatures of the officers of Seller authorized to sign this Agreement and the other documents to be delivered hereunder and (ii) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions duly adopted in connection with the transactions contemplated hereby.

(l) Trademark License. The Trademark License executed by HSBC Finance Corporation.

(m) Other Documents. Such other documents or instruments required to be delivered by Seller at or prior to the Closing pursuant to ARTICLE VII or as Buyer shall request that are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 2.5 Buyer’s Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE VII, at the Closing, Buyer shall deliver to Seller all of the following:

(a) Good Standing Certificate. A certificate of the organization, valid existence and good standing of Buyer as a domestic corporation in the jurisdiction of its organization as of a date no more than five (5) Business Days prior to the Closing Date.

(b) Closing Certificate. A certificate signed on behalf of Buyer by an executive officer to the effect that such executive officer has read Section 7.3 of this Agreement and the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(c) Consents. Copies (or other evidence) of all valid consents, waivers, clearances, approvals, permits or authorizations of, filings or registrations with, or notifications to, all Governmental Entities required to be obtained, filed or made by Buyer in satisfaction of the conditions set forth in Section 7.1 and Section 7.3.

(d) Severance Payment. Payment by Wire Transfer for the severance benefits pursuant to Section 6.3.

(e) Secretary’s Certificate. A certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying (i) the names and signatures of the officers of Buyer authorized to sign this Agreement and the other documents to be delivered hereunder and (ii) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions duly adopted in connection with the transactions contemplated hereby.

(f) Trademark License. The Trademark License executed by Buyer.

(g) Other Documents. Such other documents or instruments required to be delivered by Buyer at or prior to the Closing pursuant to ARTICLE VII as Seller shall request that are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 2.6 Post-Closing Adjustments.

(a) Within sixty (60) days after the Closing Date, Buyer shall deliver to Seller a report (the “Purchase Price Adjustment Report”), showing in detail its final determination of the Purchase Price and allocation of the Purchase Price between the Companies, together with any documents substantiating the Purchase Price and allocation proposed in the Purchase Price Adjustment Report. The Purchase Price Adjustment Report: (i) shall be prepared using the same format and the same methodologies required to be used in preparing the Estimated Purchase Price Statement; and (ii) shall clearly set forth and describe any variations between the Estimated Purchase Price and allocation, and Buyer’s calculation of the Purchase Price and allocation. Notwithstanding any other provision of this Section 2.6, the amount of the Reserves set forth in the Estimated Purchase Price Statement shall not be subject to adjustment under this Section 2.6, except as may be necessary to correct (i) any mathematical error or (ii) any error resulting from Seller’s failure to use the accounting principles, procedures, policies and methods required to be used in preparing the Estimated Purchase Price Statement. For the purposes of clarity, the parties agree that the only changes that may be made to the allocation of the Purchase Price set forth on Exhibit D pursuant to this Section 2.6 are changes directly related to and reflecting the appropriate allocation between the Companies of any adjustments to the Purchase Price made pursuant to this Section 2.6, and shall not otherwise include any changes to the methodology used in preparing such allocation.

(b) Within thirty (30) days after its receipt of the Purchase Price Adjustment Report, or such other time as is mutually agreed in writing by the parties (the “Notice Period”), Seller shall deliver in writing to Buyer either (i) its agreement with the calculation of the Purchase Price and allocation as set forth in the Purchase Price Adjustment Report or (ii) its dispute thereof, specifying in reasonable detail the nature of its dispute (such items in dispute, the “Disputed Items,” and such notice of the Disputed Items, the “Dispute Notice”). If Seller fails to deliver to Buyer a Dispute Notice within the Notice Period, then the Purchase Price and allocation of the Purchase Price as set forth in the Purchase Price Adjustment Report shall be final and binding on the parties and shall constitute the final Purchase Price and allocation. If Seller delivers to Buyer a Dispute Notice prior to the expiration of the Notice Period, then Buyer and Seller shall cooperate and each shall cause its Representatives to cooperate with the other party and its Representatives in good faith to seek to resolve promptly the Disputed Items. Any Disputed Items that are agreed to in writing by Buyer and Seller within thirty (30) days of receipt of the Dispute Notice by Buyer, or such other time as is mutually agreed in writing by Buyer and Seller (the “Dispute Period”), shall be final and binding upon Buyer and Seller and become part of the calculation of the Purchase Price. If at the end of the Dispute Period, Buyer and Seller have failed to reach agreement with respect to any Disputed Items, then such Disputed Items shall be promptly submitted to the Independent Accounting Firm. The Independent Accounting Firm may consider only those Disputed Items that Buyer and Seller have been unable to resolve within the Dispute Period, and must resolve the Disputed Items in accordance with the terms and provisions of this Agreement. Each party may submit a written statement of its position to the Independent Accounting Firm within five (5) Business Days of its appointment, with a copy of such written statement simultaneously sent to the other party. Neither party shall have any ex-parte communication with the Independent Accounting Firm. The determination of the Independent Accounting Firm must neither be more favorable to Buyer than reflected in the Purchase Price Adjustment Report nor more favorable to Seller than reflected in the Dispute Notice (excluding the allocation of expenses incurred in connection with the resolution of the Disputed Items). The Independent Accounting Firm shall deliver to Buyer and Seller, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of each Disputed Item and the resulting final Purchase Price and allocation, determined in accordance with the terms of this Agreement. The conclusions in such report shall be final and binding upon Buyer and Seller. The thirty (30) day period for delivering the written report may be extended (i) by the mutual written consent of Buyer and Seller or (ii) by the Independent Accounting Firm for up to thirty (30) days for good cause shown. Each of Buyer and Seller shall bear all of the fees and costs incurred by it in connection with the resolution of the Disputed Items, except that all fees and expenses relating to the foregoing work by the Independent Accounting Firm shall be borne in inverse proportion to the degree that each prevails on the Disputed Items, which proportionate allocation will also be determined by the Independent Accounting Firm.

(c) If the Estimated Purchase Price exceeds the final Purchase Price as determined in accordance with Section 2.6(b), then Seller shall pay to Buyer or, if the final Purchase Price exceeds the Estimated Purchase Price, then Buyer shall pay to Seller, an amount equal to the absolute value of the difference between the Estimated Purchase Price and the final Purchase Price (the “Final Adjustment Payment”). The Final Adjustment Payment shall be due and payable on the second (2nd) Business Day after Buyer and Seller agree on the Purchase Price or the parties are provided notice of any final determination of the Purchase Price, in each case as agreed or determined in accordance with this Section 2.6 (the “Settlement Date”).

(d) The Final Adjustment Payment shall be made by Wire Transfer to the account or accounts of the party entitled to receive such payment, which account or accounts shall be designated by Buyer to Seller or by Seller to Buyer, as the case may be, not less than two (2) Business Days prior to the Settlement Date. The Final Adjustment Payment shall bear interest from and including the Closing Date but excluding the date of payment at the Federal Funds Rate and such interest shall be payable at the same time as the payment of the Final Adjustment Payment.

(e) Any payments made pursuant to Section 2.6 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.1 Organization, Standing and Corporate Power. Each of the Companies and each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own its assets and carry on its business as now being conducted. Each of the Companies and each of the Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary (and each such jurisdiction is listed in Section 3.1 of the Disclosure Schedule), other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect. Seller has made available to Buyer true, correct and complete copies of the certificates of incorporation, charter, bylaws and other similar organizational documents of each of the Companies and each of the Subsidiaries.

Section 3.2 Capital Structure; Certain Indebtedness. The authorized capital stock of: (i) HSBC DE consists of Six Thousand (6,000) shares of common stock, par value Seven Hundred Dollars ($700.00) per share, all of which shares are issued and outstanding; and (ii) HLIC DE consists of One Hundred Thousand and One (100,001) shares of common stock, par value Ten Dollars ($10.00) per share, all of which shares are issued and outstanding. Except as set forth in the preceding sentence, no shares of capital stock of either of the Companies are issued, reserved for issuance or outstanding. Seller is the record and beneficial owner of the Shares, free and clear of all pledges, restrictions, claims, liens, charges, encumbrances, equitable interests, options, rights of first refusal and security interests of any kind (collectively, “Liens”). Upon consummation of the transactions contemplated by this Agreement, Buyer will own all of the Shares, free and clear of all Liens. The Shares have been duly authorized and validly issued and are fully paid and non-assessable and not subject to, or issued in violation of any, preemptive rights. There are no shares of the Companies’ capital stock held in the Companies’ treasury. There are no outstanding options, warrants, conversion, exchange or other rights or agreements of any kind (other than this Agreement) for the purchase or acquisition from, or the sale or issuance by, Seller or any of its Affiliates of any shares of capital stock or Voting Debt of, or any other interest in, each of the Companies, and no authorization therefor has been given. There are no bonds, debentures, notes or other indebtedness having voting rights (or that are convertible or exchangeable into securities having such rights) in or of the Companies or any of the Subsidiaries (collectively, “Voting Debt”). Neither Company has outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

Section 3.3 Subsidiaries. Section 3.3 of the Disclosure Schedule sets forth a true, correct and complete list of each subsidiary of the Companies (each entity required to be so listed a “Subsidiary” and collectively referred to herein as the “Subsidiaries”) and sets forth for each such Subsidiary the amount and class of its authorized capital stock, the amount and class of its outstanding capital stock, the record and beneficial owner or owners of its outstanding capital stock and whether any capital stock is held in such Subsidiary’s treasury. The capital stock of each of the Subsidiaries is held by the record and beneficial owner or owners identified on Section 3.3 of the Disclosure Schedule free and clear of all Liens. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to, or issued in violation of any, preemptive rights. There are no outstanding options, warrants, conversion, exchange or other rights or agreements of any kind for the purchase or acquisition from, or the sale or issuance by, the Companies or any of the Subsidiaries of any shares of capital stock or Voting Debt of, or any other interest in, any of the Subsidiaries, and no authorization therefor has been given. Except for its interests in the Subsidiaries, the Companies do not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity or voting interest (including options, warrants, rights, commitments or arrangements to acquire any such stock or interests) in any Person (other than those Investment Assets acquired and held in accordance with the Investment Guidelines) or otherwise possess, directly or indirectly, the power to direct or cause the direction of the management or policies of any Person. None of the Subsidiaries has outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of capital stock of any Subsidiary.

Section 3.4 Authority. Seller is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller and no other corporate action or proceeding on the part of Seller or any Affiliate of Seller is necessary (including any shareholder vote). This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a valid, legal and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.5 Noncontravention; Consents. The execution and delivery of this Agreement by Seller do not and, except as disclosed in Section 3.5 of the Disclosure Schedule, the performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement will not (i) (x) conflict with, be prohibited by, or require any approval that has not already been obtained under, any of the provisions of the certificate of incorporation or by-laws of each of the Companies or the comparable organizational documents of any of the Subsidiaries or of Seller, (y) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, be prohibited by, require any approval, consent or other action under, give rise to a right of termination, amendment, acceleration or cancellation under, or result in the creation of any Lien on any property or asset of the Companies or any of the Subsidiaries under any Contract to which the Companies or any of the Subsidiaries (1) is a party or otherwise bound, or (2) will be a party to or otherwise will be bound immediately following the consummation of the Business Re-Alignment Transactions or (z) subject to the matters referred to in the next sentence, contravene, be prohibited by, or require approval or consent under, any Applicable Law or Governmental Order applicable to Seller, the Companies or any of the Subsidiaries, which, in the case of clauses (y) and (z) above, would have or reasonably be expected to have a Company Material Adverse Effect, or (ii) result in the creation or imposition of any Lien, with or without the giving of notice or lapse of time or both, upon the Shares. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Seller, the Companies or any of the Subsidiaries in connection with the execution, delivery and performance of this Agreement by Seller or the consummation by Seller, the Companies or any of the Subsidiaries of the transactions contemplated hereby, except for (i) the filing requirement(s) applicable to the transactions contemplated by this Agreement under competition, antitrust or similar Laws of Canada, (ii) the approvals, filings and notices required under the Insurance Laws of the jurisdictions set forth in Section 3.5 of the Disclosure Schedule, (iii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.5 of the Disclosure Schedule and (iv) such other consents, approvals, authorizations, declarations, filings or notices, the failure of which to be obtained or made would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 SAP Financial Statements. The (i) audited statutory Annual Statement, including the Statement of Assets, Liabilities, Surplus and Other Funds of each Company and each Subsidiary as of December 31, 2011 and related Statement of Income and Cash Flow for the year then ended (the “Annual SAP Financial Statements”) and (ii) unaudited statutory Quarterly Statement, including the Statement of Assets, Liabilities, Surplus and Other Funds of each Company and each Subsidiary as of June 30, 2012 and related Statement of Income and Cash Flow for the six month period then ended, including the exhibits, schedules and notes thereto (the “Interim SAP Statements” and, collectively with the Annual SAP Financial Statements and any additional statutory Quarterly Statements of any of the Companies and Subsidiaries as of a date occurring, or for a calendar quarter or year ending, on or after June 30, 2012 but prior to the Closing Date, the “SAP Financial Statements”), in each case as filed with the Governmental Entity charged with supervision of insurance or reinsurance companies of such Company’s or Subsidiary’s jurisdiction of domicile, including each jurisdiction in which any of the Companies or Subsidiaries is deemed pursuant to Applicable Law to be commercially domiciled (each referred to herein as an “Insurance Regulator”), were prepared in conformity with statutory accounting practices prescribed by Applicable Law or permitted by such Insurance Regulator applied on a consistent basis (“SAP”) and present fairly, to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition of such Company or Subsidiary, as applicable, at their respective dates and the results of operations, cash flows and changes in capital and surplus of such Company or Subsidiary for each of the periods then ended (subject, in the case of the Interim SAP Statements, to normal and recurring year-end adjustments as permitted by SAP), in each case, except as set forth in Section 3.6 of the Disclosure Schedule. Except as set forth in Section 3.6 of the Disclosure Schedule, the SAP Financial Statements complied in all material respects with all applicable statutes, laws, ordinances, rules, regulations and codes (“Applicable Laws”) and Governmental Orders when filed, and, to the Knowledge of Seller, no material deficiency has been asserted by a Governmental Entity that has not been cured or otherwise resolved to the satisfaction of such Governmental Entity without imposition of any material penalty, condition or obligation on any Company or Subsidiary. The balance sheets and income statements included in the Annual SAP Financial Statements have been audited by independent auditors. Seller has made available to Buyer true, correct and complete copies of the SAP Financial Statements, including true and complete copies of each audit opinion related thereto.

Section 3.7 No Undisclosed Liabilities. There are no liabilities, obligations or commitments of the Companies or any of the Subsidiaries of any kind (whether asserted, matured, accrued, absolute, contingent or otherwise), other than (i) those provided for or reflected in the SAP Financial Statements or in the notes thereto, (ii) those disclosed in, or otherwise contemplated by, this Agreement (including Section 3.7 of the Disclosure Schedule), (iii) those for losses, loss adjustment expenses and unearned premiums arising under policies or contracts of insurance or reinsurance written or assumed by the Companies and the Subsidiaries, and (iv) those incurred in the ordinary course of business consistent with past practice since December 31, 2011 that individually are less than $250,000.

Section 3.8 Absence of Certain Changes or Events. Except as disclosed in Section 3.8 of the Disclosure Schedule, since December 31, 2011, the Companies and the Subsidiaries have conducted their business in the ordinary course and there has not occurred (i) any event or change that has had, or would reasonably be expected to have, a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Companies’ outstanding capital stock or any capital stock of the Subsidiaries (other than dividends or distributions payable only to the Companies or the Subsidiaries), or (iii) any change in accounting, underwriting, claims handling or investment methods, principles or practices by the Companies or any of the Subsidiaries materially affecting its business, assets or liabilities, except insofar as may have been required by Applicable Law or required by a change in applicable SAP.

Section 3.9 Benefit Plans. Since January 1, 2009, neither the Companies nor any Subsidiary has had any employees and the business and operations of the Company and the Subsidiaries have been conducted by employees of Seller or its Affiliates (other than the Companies or any of the Subsidiaries). Section 3.9 of the Disclosure Schedule lists all of the Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by Seller or any trade or business (whether or not incorporated) that together with Seller is treated as a single employer under Section 414 of the Code (an “ERISA Affiliate”) and in which any Employee is eligible to participate (the “Seller Benefit Plans”). Neither Seller nor any of its ERISA Affiliates has incurred or expects to incur any liability (other than normal claims for benefits) under any provision of ERISA (including, without limitation, Title IV thereof) or other Applicable Law relating to any Employee Benefit Plan that could become a liability of Buyer as a successor to the business of the Companies and/or the Subsidiaries or otherwise. Each Seller

Benefit Plan has been established, maintained and administered in compliance in all material respects with its terms and complies in all material respects, both in form and operation, with the applicable provisions of ERISA (including without limitation the funding and prohibited transactions provisions thereof), the Code, and all other Applicable Laws. Each Seller Benefit Plan which is intended to be qualified within the meaning of Code Section 401(a) is so qualified and nothing has occurred that could reasonably be expected to cause the loss of such qualification. Seller has made available to Buyer true and complete copies of the most recent summary plan descriptions and annual enrollment guides with respect to Seller Benefit Plans. Except as described in Section 3.9 of the Disclosure Schedule, (i) no Seller Benefit Plan provides welfare benefits, including, without limitation, death or medical benefits (through insurance or otherwise) with respect to Employees or former Employees beyond their retirement or other termination of service other than coverage mandated by Applicable Law, (ii) none of the Companies or Subsidiaries is a party to any plan, agreement or other arrangement that will or could result in any compensation amount the deductibility of which is disallowed under Section 280G or 162(m) of the Code or any amount that is subject to the gross income inclusion requirements of Section 409A(a)(1) of the Code, and (iii) neither the execution of this Agreement nor any of the transactions contemplated by this Agreement could reasonably be expected to (either alone or upon the occurrence of any additional or subsequent events) result in “excess parachute payments” (within the meaning of Section 280G(b) of the Code) to any Employee. Buyer, the Companies and the Subsidiaries will not have any obligation to contribute to a multiemployer plan as described in Section 3(37) of ERISA or pension plan subject to Title IV of ERISA in which Seller or any of its ERISA Affiliates participate or to which Seller or any of its ERISA Affiliates contribute.

Section 3.10 Taxes; Unclaimed Property. Except as disclosed in Section 3.10 of the Disclosure Schedule:

(a) All Tax Returns required to be filed (taking into account extensions thereof) by the Companies and each of the Subsidiaries (excluding for this purpose any such Tax Return required to be filed by any consolidated, combined, unitary or other similar group which includes any entity other than the Companies or any Subsidiary) have been duly and timely filed.

(b) All Taxes due and owing by the Companies or any Subsidiary (whether or not shown on any Tax Return) have been timely and fully paid. To the extent payment of any Taxes that have accrued is not yet due, the amount of such accrued Taxes is properly and fully reflected or otherwise taken into account in the SAP Financial Statements or, in the case of periods since the end of the accounting period covered by the most recent SAP Financial Statements, on the Companies’ or the Subsidiaries’ books and records.

(c) Since December 31, 2011, no Taxes have accrued with respect to the Companies or any of the Subsidiaries other than Taxes arising in the ordinary course of business.

(d) All such Tax Returns (as described in clause (a) above) are true, correct and complete in all material respects.

(e) The Companies and each of the Subsidiaries have, in all material respects, withheld, and paid over as required, each Tax required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other third party.

(f) No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Companies or any of the Subsidiaries, which have not been paid or otherwise settled.

(g) No federal, state, local or foreign audit, suit, proceeding, investigation, claim, examination or other administrative proceeding or court proceeding exists, has been initiated or has been threatened in writing with regard to any Taxes or Tax Returns of the Companies or the Subsidiaries.

(h) No Liens for Taxes exist with respect to any of the assets or properties of the Companies or any of the Subsidiaries (including any assets or properties that will be transferred to the Companies or any of the Subsidiaries in the Business Re-Alignment Transactions), except for Liens for Taxes that are (i) not yet due and payable, or (ii) being contested in good faith by appropriate proceedings and which are reflected or taken into account in the SAP Financial Statements or, in the case of periods since the end of the accounting period covered by the most recent SAP Financial Statements, on the Companies’ or the Subsidiaries’ books and records.

(i) No claim has been made in writing by any Taxing Authority of a jurisdiction where any Company or Subsidiary does not file Tax Returns, or a particular kind of Tax Return, that such Company or Subsidiary should have filed such Tax Return or Returns or is or may be subject to Taxes in that jurisdiction.

(j) None of the Companies or Subsidiaries has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Tax law by reason of a change in accounting method or otherwise; there is no application pending with any Taxing Authority requesting permission for any change in any accounting method for Tax purposes by any such entity; and no Taxing Authority has proposed any such adjustment or change in accounting method.

(k) None of the Companies or Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the Code or similar agreement with any Taxing Authority relating to Taxes of the Companies or any of the Subsidiaries that will bind either Company or any of the Subsidiaries for any taxable period ending after the Closing Date.

(l) None of the Companies or Subsidiaries has requested a ruling in respect of Taxes during the past five (5) years from any Governmental Entity, and no such ruling has been issued with respect to either Company or any of the Subsidiaries that will bind either Company or any of the Subsidiaries for any taxable period ending after the Closing.

(m) Neither of the Companies nor any of the Subsidiaries has granted any consent to waive or extend any statute of limitations with respect to, or any extension of a period for the assessment of, or any power of attorney with respect to, any Tax.

(n) Neither of the Companies nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o) Neither of the Companies nor any of the Subsidiaries has participated in a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b), but excluding from such definition any transaction identified in Treasury Regulations Section 1.6011-4(b)(5).

(p) Neither of the Companies nor any of the Subsidiaries will be required to include in gross income of a taxable period ending after the Closing Date income or gain attributable to cash received, or an installment sale that was consummated, in a prior taxable period or to an election under Section 108(i) of the Code that was made with respect to a prior taxable period.

(q) No excess loss account, within the meaning of Treasury Regulations Section 1.1502-19, or similar account or amount under any state or local Tax law, exists with respect to any of the Subsidiaries.

(r) Neither of the Companies nor any of the Subsidiaries has any deferred gain or loss arising from a deferred intercompany transaction, within the meaning of Treasury Regulations Section 1.1502-13, or with respect to the stock or obligations of any member of an affiliated group, as provided for in Treasury Regulations Section 1.1502-13.

(s) Neither of the Companies nor any of the Subsidiaries has engaged in any operations or activities that are subject to reporting obligations under Section 999 of the Code (relating to international boycotts).

(t) The Companies and each of the Subsidiaries have complied in all material respects with all Applicable Laws relating to the accounting for and paying over of unclaimed or abandoned funds or other property.

(u) HLIC DE and its Subsidiaries file a federal consolidated income tax return as an affiliated group (within the meaning of Code Section 1504((a)(1)) with HLIC DE as the common parent of such group. HLIC DE and its Subsidiaries file a unitary income Tax Return in Illinois that includes HSBC DE and ICOM Limited, a Bermuda insurance company treated as a United States insurance company pursuant to Section 953(d) of the Code, as members of the unitary group (and no other members) (the “HLIC Illinois Return”). HSBC DE files a federal consolidated income Tax Return as a member of the affiliated group (as defined above) of which HSBC North America Holdings, Inc. is the common parent (the “Seller Affiliated Group”). All material Tax Returns required to be filed (taking into account extensions thereof) by the Seller Affiliated Group (or any similar consolidated, combined or unitary group for state, local, or non-U.S. Tax purposes) for each taxable period during which HSBC DE was a member of such group have been duly and timely filed. All material Taxes owed by the Seller Affiliated Group (or any such consolidated, combined or unitary group) for each such taxable period have been timely and fully paid. Except with respect to the HLIC Illinois Return, neither HLIC DE nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax allocation, Tax indemnity or similar agreement, arrangement or understanding that includes any entity other than HLIC DE or its Subsidiaries. HSBC DE is a party to a Tax sharing agreement with the members of the Seller Affiliated Group, and is not a party to or bound by any other Tax sharing, Tax allocation, Tax indemnity or similar agreement, arrangement or understanding. Except with respect to the Seller Affiliated Group or the HLIC Illinois Return, neither of the Companies nor any of the Subsidiaries has any liability for the Taxes of any Person other than the Companies or any of the Subsidiaries under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-U.S. Tax law), as a transferee or successor, by agreement, contract or otherwise. Neither of the Companies nor any of the Subsidiaries has been a member of any group that filed consolidated, combined or unitary Tax Returns with any member other than the Companies or any Subsidiary other than those identified in this Section 3.10(u) for any taxable period as to which the statute of limitations for assessment of Taxes is still open.

Section 3.11 Permits; Compliance with Applicable Laws. Except as disclosed in Section 3.11 of the Disclosure Schedule, each of the Companies and the Subsidiaries has and maintains in full force and effect all federal, state, municipal, local and foreign governmental approvals, authorizations, consents, franchises, licenses, permits and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to maintain such Permits in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.11 of the Disclosure Schedule, the Companies and the Subsidiaries are, and since January 1, 2010 have been, in material compliance with all Applicable Laws, Governmental Orders and the terms of the Permits and no revocation, lapse, limitation, suspension or cancellation of any of the Permits is pending or, to the Knowledge of Seller, has been threatened in writing. Except as set forth in Section 3.11 of the Disclosure Schedule, since January 1, 2010, none of the Companies or the Subsidiaries has received written notice from any Governmental Entity asserting material noncompliance with any Applicable Law or Governmental Order. Each of the Companies and the Subsidiaries have established and are in material compliance with commercially reasonable security programs and policies to protect (i) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate; and (ii) the security, confidentiality and integrity of all confidential or proprietary data. Each of the Companies and Subsidiaries has employed commercially reasonable and appropriate administrative, physical and technical safeguards to protect the confidentiality, availability and integrity of personal and health information to which they have access. Since January 1, 2010, none of the Companies or Subsidiaries has suffered a material security breach with respect to their data or systems or has notified customers or employees of any information security breach pursuant to Applicable Law.

Section 3.12 Litigation. Except as disclosed in Section 3.12 of the Disclosure Schedule, (a) there is no suit, action, cause of action, demand, proceeding, litigation, citation, summons, subpoena, investigation or arbitration of any nature, civil, criminal, administrative, regulatory or otherwise at law or in equity (each, an “Action”) (excluding any claim made under policies or contracts of insurance written or assumed by any of the Companies or a Subsidiary that has case reserves of less than $1,000,000) pending or, to the Knowledge of Seller, threatened in writing against any of the Companies or Subsidiaries or any of their respective properties or assets that seeks monetary damages in excess of $500,000, and (b) there are no Governmental Orders outstanding against any of the Companies or Subsidiaries or any of their respective properties or assets (i) that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) that prohibit or restrict any of the Companies or the Subsidiaries from operating their respective businesses as currently operated or (iii) that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Except as disclosed in Section 3.12 of the Disclosure Schedule, there is no Action pending or, to the Knowledge of Seller, threatened in writing against or affecting Seller, any of the Companies or Subsidiaries or any of their respective properties or assets that (a) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (b) would reasonably be expected to materially impair or delay the ability of Seller to consummate any of the transactions contemplated by this Agreement. None of the Companies or Subsidiaries has received notice of any pending investigation by any Governmental Entity regarding any accounting, internal control or disclosure practices of the Companies or any of the Subsidiaries.

Section 3.13 Reserves. Seller has made available to Buyer true, correct and complete copies of all actuarial reports and studies prepared by actuaries, independent or otherwise, in the ordinary course of business relating to the business and operations of any of the Companies or Subsidiaries, including reports and studies addressing loss reserves, reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated), unearned premiums and uncollectible reinsurance of any of the Companies or Subsidiaries as of any date on or after September 30, 2010, excluding customized reports and analyses prepared specifically for other prospective buyers of the Companies. The information and data furnished by Seller, the Companies and the Subsidiaries to their actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered by such reports. All reserve liabilities, including reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated), unearned premiums and uncollectible reinsurance, as established or reflected on the SAP Financial Statements, were determined in all material respects in accordance with generally accepted actuarial standards consistently applied, were based on actuarial assumptions that were in accordance with those called for in relevant policy and contract provisions, are fairly stated in accordance with sound actuarial principles, determined in accordance with the provisions of insurance policies and contracts of each of the Companies and Subsidiaries, and are in compliance with the requirements of SAP and Applicable Laws. Notwithstanding any other provision of this Agreement (including Section 3.6 and Section 3.7), Seller is not making any representations to Buyer, express or implied, in or pursuant to this Agreement or otherwise concerning the adequacy or sufficiency of the reserves for losses, loss adjustment expenses or uncollectible reinsurance of the Companies, of any of the Subsidiaries, or of the Companies and the Subsidiaries taken as a whole.

Section 3.14 Material Contracts. Section 3.14 of the Disclosure Schedule contains a complete and correct list of all Material Contracts. The term “Material Contracts” means all of the following types of Contracts (i) to which any of the Companies or any of the Subsidiaries is a party (excluding any Insurance Contract written, assumed or ceded) or by which any of them or any of their assets are bound, or (ii) to which any of the Companies or any of the Subsidiaries will be a party or by which any of them or their assets will be bound following the consummation of the Business Re-Alignment Transactions:

(a) Contracts with any present or former officer, director, trustee, employee or consultant of any of the Companies or Subsidiaries (including employment agreements and agreements evidencing loans or advances to any such Person or any Affiliate of such Person), other than Contracts that by their terms may be terminated by a Company or a Subsidiary with notice of not more than sixty (60) days without payment of any amount;

(b) Contracts containing any provision or covenant limiting the ability of any of the Companies or Subsidiaries to engage in any line of business, the manner in which business is to be conducted, to compete with any Person or to do business with any Person or in any location or geographic area;

(c) Contracts relating to the borrowing of money or extension of credit to or by any of the Companies or Subsidiaries or the direct or indirect guarantee by any of the Companies or Subsidiaries of any obligation of any Person for borrowed money or other financial obligation of any Person or any other liability of any of the Companies or Subsidiaries in respect of indebtedness for borrowed money, excluding any Affiliate Contracts relating to the borrowing of money, extension of credit written, guarantee or other liability of any of the Companies or Subsidiaries;

(d) Contracts for real property used in the conduct of the business of any of the Companies or Subsidiaries and all other Contracts providing for annual rental payments in any case in excess of $250,000 (whether the Company or Subsidiary is lessor, lessee, licensor or licensee);

(e) agency, broker, selling, marketing, third-party administrator, adjuster, underwriter, management, wholesaler, producer, reinsurance intermediary, distributor or similar Contracts (“Agency Contracts”) involving payments in 2011, or which, to the Knowledge of Seller, are reasonably likely to involve payments in 2012, in excess of $250,000;

(f) Contracts with Seller or an Affiliate of Seller or with a third Person under which Seller, such Affiliate or such third Person manages assets of any of the Companies or Subsidiaries;

(g) Contracts under which Persons other than Seller or Affiliates of Seller provide material information technology products or services to any of the Companies or Subsidiaries and under which the annual fees in respect thereof exceed $500,000;

(h) Contracts relating to the acquisition, lease or disposition of material assets or properties of any Person or any capital stock or other equity interest of any Person, in each case that was entered into after January 1, 2010 or under which any of the Companies or Subsidiaries has any executory indemnification or other continuing obligations;

(i) Contracts primarily providing for the indemnification of any Person or the assumption of any liability of any Person, including off balance sheet arrangements;

(j) Contracts providing for future payments that are conditioned on, or that cause an event of default as a result of, a change of control of any of the Companies or the Subsidiaries or any similar event;

(k) Contracts providing for any joint venture, partnership or similar arrangement by the Company or Subsidiary;

(l) Contracts relating to the issuance of securities of any Company or Subsidiary;

(m) Contracts with any Governmental Entity;

(n) Contracts obligating any Company or Subsidiary to conduct business on an exclusive or preferential basis with any third Person or upon consummation of the transactions contemplated by this Agreement will obligate Buyer or any Company or Subsidiary to conduct business on an exclusive or preferential basis with any third Person;

(o) Contracts prohibiting the payment of dividends or distributions in respect of the capital stock of any Company or Subsidiary, prohibit the pledging of the capital stock of any Company or Subsidiary or prohibit the issuance of any guarantee by any Company or Subsidiary; and

(p) any other Contract involving aggregate payments or incurred costs or liabilities reasonably expected to be in excess of $500,000 after the date of this Agreement.

Each Material Contract is, or following the Business Re-Alignment Transactions will be, valid, legal and binding on the Company or Subsidiary party thereto or bound thereby in accordance with its terms and, to the Knowledge of Seller, each other party thereto and is or will be, as applicable, in full force and effect, except for any such failure to be valid, legal and binding or to be in full force and effect that has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.14 of the Disclosure Schedule, none of Seller, any Affiliate of Seller, the Companies or the Subsidiaries has provided or received written notice of intent to terminate any Material Contract and there exists no breach or event of default (or allegation of a breach or event of default) on the part of Seller, any Affiliate of Seller, either Company or any Subsidiary with respect to any Material Contract, or to the Knowledge of Seller, by any other party thereto, and no condition exists or event has occurred that with the giving of notice or passage of time or both would constitute a violation or default thereunder by Seller, any Affiliate of Seller, either Company or any Subsidiary or, to the Knowledge of Seller, any other party thereto, result in a termination thereof or permit the acceleration or other change of any material right or obligation or loss of a material right thereunder, or which has had or would reasonably be expected to have a Company Material

Adverse Effect. Except as set forth on Section 3.14 of the Disclosure Schedule, no consent by, notice to or approval from any third party is required under any of the Material Contracts as a result of or in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein.

Section 3.15 Insurance Regulatory Matters. Seller has made available to Buyer true and complete copies of all examination reports (and has notified Buyer of any pending examinations) conducted by an Insurance Regulator with respect to any Company or any Subsidiary that have been finalized since September 30, 2010, unless the most recent examination report for a Company or Subsidiary was received prior to that date, in which case a true and complete copy of each such earlier examination report. Except as set forth in Section 3.15 of the Disclosure Schedule, since September 30, 2010, no violations material to the financial condition of any Company or any Subsidiary have been asserted in writing by any Insurance Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Insurance Regulator without imposition of any material penalty, condition or obligation on any Company or Subsidiary.

Section 3.16 Technology and Intellectual Property.

(a) Except as disclosed in Section 3.16(a) of the Disclosure Schedule and except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Companies and the Subsidiaries (i) exclusively own or possess all right, title and interest in, or have valid, enforceable rights or licenses to use, the patents, trademarks, service marks, trade names, brand names, logos, Internet domain names, copyrights (including any registrations or applications to any of the foregoing), computer programs, trade secrets, know-how and patentable inventions that are used to carry on their businesses as now conducted (the “Intellectual Property”) free and clear of all Liens, and (ii) will continue to exclusively own or possess all right, title and interest in, or have valid enforceable rights or licenses to use the Intellectual Property immediately following the Business Re-Alignment Transactions and the Closing. Each of Seller, all Affiliates of Seller, the Companies and the Subsidiaries has taken reasonable steps to maintain and protect the Intellectual Property, except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect. There are no material Actions pending, or to the Knowledge of Seller, threatened in writing: (i) alleging any infringement, misappropriation or violation of the rights of any third party with respect to any intellectual property of such Person or (ii) challenging the validity, enforceability or ownership of the Intellectual Property owned or exclusively licensed by Seller, any Affiliate of Seller, the Companies or the Subsidiaries.

(b)(i) To the Knowledge of Seller, the conduct of the business of the Companies and the Subsidiaries has not infringed, misappropriated or violated any intellectual property of any third party, except to the extent that such infringement, misappropriation or violation, if determined to be unlawful, would not reasonably be expected to have a Company Material Adverse Effect, (ii) to the Knowledge of Seller, no third party is infringing, misappropriating or violating the Intellectual Property owned or exclusively licensed by Seller, any Affiliate of Seller, the Companies or the Subsidiaries, and (iii) none of the Intellectual Property owned or exclusively licensed by Seller, any Affiliate of Seller, the Companies or the

Subsidiaries requires any payment for the use of such Intellectual Property to any third party (except for the payment of licensing or maintenance fees that do not exceed $500,000 annually in the aggregate to Persons who are not Affiliates of a Company or Subsidiary).

(c) Section 3.16(c) of the Disclosure Schedule contains a true, correct and complete list of the Intellectual Property owned or exclusively licensed by Seller, any Affiliate of Seller, the Companies or the Subsidiaries that is the subject of a registration or application for registration with a Governmental Entity or Internet domain name registrar (including registration or application number and jurisdiction) and all such registrations or applications for registration are in good standing except as otherwise indicated in Section 3.16(c) of the Disclosure Schedule. Except as set forth in Section 3.16(c) of the Disclosure Schedule, no action must be taken within one hundred eighty (180) days following the Closing, which, if not taken would result in the loss or prejudice of any right with respect to such registrations or applications for registration.

Section 3.17 Reinsurance and Insurance Contracts.

(a) Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of all material reinsurance, coinsurance or retrocession treaties, agreements, slips, binders, cover notes and similar arrangements in force as of the date of this Agreement to which any of the Companies or Subsidiaries is a party or otherwise bound (each, a “Reinsurance Agreement”). For the avoidance of doubt, a Reinsurance Agreement is “in force as of the date of this Agreement” if the contract term of such Reinsurance Agreement is in effect on the date of this Agreement. Except for such events or circumstances as have not been and could not reasonably be expected to be, individually or in the aggregate, material to the Companies and the Subsidiaries, taken as a whole, with respect to each Reinsurance Agreement: (i) there has been no separate Contract between such Company or Subsidiary and any other party to such Reinsurance Agreement that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Agreement, other than inuring Contracts that are explicitly defined in any such Reinsurance Agreement; (ii) for each such Reinsurance Agreement for which risk transfer is not reasonably considered to be self-evident to the extent required by any applicable provisions of SSAP No. 62, applicable SAP, any Insurance Law or other Applicable Law, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment is available for review by the relevant Governmental Entities for such Company or Subsidiary; (iii) the Company or Subsidiary that is a party thereto, and to the Knowledge of Seller, any other party thereto, complies and has complied with any applicable requirements set forth in SSAP No. 62, applicable SAP, any Insurance Law or other Applicable Law; and (iv) such Company or Subsidiary has appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62, applicable SAP, any Insurance Law or other Applicable Law.

(b) Seller has made available to Buyer all material insurance, reinsurance, coinsurance or retrocession treaties, agreements, slips, binders, cover notes and similar arrangements in force as of the date of this Agreement to which any of the Companies or Subsidiaries is a party or otherwise bound (together with the Reinsurance Agreements, the “Insurance Contracts”). For the avoidance of doubt, an Insurance Contract is “in force as of the date of this Agreement” if the contract term of such Insurance Contract is in effect on the date of this Agreement. Each Insurance Contract is valid and binding on the applicable Company or

Subsidiary, and to the Knowledge of Seller, each other party thereto, and is in full force and effect. Except as set forth in Section 3.17(b) of the Disclosure Schedule, the applicable Company or Subsidiary, and, to the Knowledge of Seller, any other party thereto, has performed all obligations required to be performed by it under each Insurance Contract. None of the Companies or Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Company or Subsidiary under any Insurance Contract. To the Knowledge of Seller, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Insurance Contract. No Company or Subsidiary that is party to an Insurance Contract and, to the Knowledge of Seller, no counterparty under an Insurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding.

(c) Except as set forth in Section 3.17(c) of the Disclosure Schedule, all Insurance Contracts have been issued, to the extent required by Applicable Law, on forms filed with and approved by all applicable Insurance Regulators and other Governmental Entities, or not objected to by any such Insurance Regulators or Governmental Entities within any period provided for objection, and all such forms comply in all material respects with Applicable Laws. All premium rates with respect to the Insurance Contracts, to the extent required by Applicable Law, have been filed with and approved by all applicable Insurance Regulators and other Governmental Entities or were not objected to by any such Insurance Regulator within any period provided for objection. Except as set forth in Section 3.17(c) of the Disclosure Schedule, since January 1, 2010, all Insurance Contracts issued by the Companies and Subsidiaries have been marketed, sold and issued in compliance in all material respects with all Applicable Laws, all applicable orders and directives of all Insurance Regulators and other Governmental Entities and all written recommendations resulting from market conduct or other examinations or inquiries of insurance regulatory authorities in the respective jurisdictions in which such products have been marketed, issued or sold.

(d) There are no unpaid claims or assessments made against any Company or Subsidiary by any state insurance guaranty associations, funds or similar organizations.

(e) Except as set forth on Section 3.17(e) of the Disclosure Schedule, there is no insurance, reinsurance, coinsurance or retrocession treaties, agreements, slips, binders, cover notes or similar arrangements to which any of the Companies or Subsidiaries is a party or otherwise bound, including any Insurance Contract, that provides coverage in connection with any loan, indebtedness, lease or obligation of any Person when (i) such Person failed to purchase, maintain or renew insurance as required under the terms of the document or agreement giving rise to the loan, indebtedness, lease or obligation, and (ii) the lender or counterparty under such document or agreement, directly or indirectly, purchased or arranged for the purchase of such insurance to insure in whole or in part the amount of the loan, indebtedness, lease or obligation or any property that is the subject of or provided as security for the repayment of such loan, indebtedness, lease or obligation, including “forced-placed” and any similar insurance contract (each such insurance contract, “Forced-Placed Insurance”). Except as set forth on Section 3.17(e) of the Disclosure Schedule, there is no pending, or to the Knowledge of Seller, threatened, Action relating in any way to Forced-Placed Insurance.

Section 3.18 Real Property. The Companies and the Subsidiaries: (i) do not, and, immediately following the consummation of the Business Re-Alignment Transactions, will not, own or hold an option to acquire any real property; and (ii) do not, and immediately following the consummation of the Business Re-Alignment Transactions, will not, hold a leasehold interest in any real property.

Section 3.19 Brokers. No broker, investment banker, financial advisor or other Person, other than Evercore Partners Inc. and HSBC Securities (USA) Inc., the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or the Companies or any of their Affiliates.

Section 3.20 Affiliate Arrangements and Intercompany Accounts. Section 3.20 of the Disclosure Schedule contains a true and complete list of (a) all Contracts between any of the Companies or any of the Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than the Companies or the Subsidiaries), on the other (the “Affiliate Contracts”), and (b) all intercompany accounts receivable or payable (whether or not currently due or payable) between or among any Company or Subsidiary, on the one hand, and Seller or any Affiliate thereof (other than the Companies or the Subsidiaries), on the other (the “Intercompany Accounts”).

Section 3.21 Insurance. Section 3.21 of the Disclosure Schedule contains a true and complete list of all liability, property, workers compensation, directors and officers liability, and other insurance Contracts that insure the business, operations, assets, employees, officers or directors of the Companies and the Subsidiaries, other than the Insurance Contracts (the “Insurance Policies”). The Insurance Policies are in full force and effect and shall remain in full force and effect with respect to the Companies and Subsidiaries until the Closing Date.

Section 3.22 Insurance Licenses. Section 3.22 of the Disclosure Schedule contains a true and correct list of all state insurance certificates of authority and all other material approvals, authorizations, consents, franchises, licenses, permits, registrations, certificates, accreditations, qualifications, variances and similar rights to write and/or offer and sell insurance products issued to the Companies and Subsidiaries by any Insurance Regulator or other Governmental Entity (collectively, “Insurance Licenses”). Each Insurance License is in good standing and in full force and effect. Except as disclosed in Section 3.22 of the Disclosure Schedule, the Companies and the Subsidiaries are, and since January 1, 2010 have been, in material compliance with the terms of the Insurance Licenses and no revocation, lapse, limitation, suspension or cancellation of any of the Insurance Licenses is pending or, to the Knowledge of Seller, has been threatened in writing. Seller has delivered or made available to Buyer true and complete copies of each Insurance License issued to a Company or Subsidiary. Each Company and Subsidiary is (i) duly licensed and authorized as an insurance or reinsurance company in its jurisdiction of organization (including each jurisdiction in which it is deemed by Applicable Law to be commercially domiciled), (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance or reinsurance, as applicable, in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted, and (iii) duly licensed, authorized or otherwise eligible in its jurisdiction of organization and each other applicable jurisdiction where it writes each line of insurance or reinsurance reported as being written in the SAP Financial Statements. Since January 1, 2010, none of the Companies or Subsidiaries has transacted any material amount of insurance business in any jurisdiction requiring any Insurance License therefor in which it did not possess such Insurance License.

Section 3.23 Regulatory Filings. Except as set forth on Section 3.23 of the Disclosure Schedule, the Companies and the Subsidiaries have filed all material reports, statements, documents, certifications, registrations (including registrations with applicable state insurance regulatory authorities as a member of an insurance holding company system), filings or submissions and any supplements or amendments thereto (collectively, the “Regulatory Filings”) required by Applicable Law to be filed by it with any Governmental Entity since January 1, 2010. Except as set forth on Section 3.23 of the Disclosure Schedule, the Regulatory Filings were in compliance with Applicable Law in all material respects when filed and, to the Knowledge of Seller, no material deficiencies or violations have been asserted by any Governmental Entity with respect to any Regulatory Filing. Seller has made available to Buyer true and complete copies of all Regulatory Filings submitted since January 1, 2010, in the form (including exhibits, annexes and any amendments thereto) filed with the applicable Governmental Entity.

Section 3.24 Agreements with Insurance Regulators. (a) Except as listed on Section 3.14(m) and Section 3.14(o) of the Disclosure Schedule, there is no Contract binding on any of the Companies or Subsidiaries, or Governmental Order by or from, any Insurance Regulator or other Governmental Entity issued to or binding on any of the Companies or Subsidiaries and (b) none of the Companies or Subsidiaries has adopted any board resolution at the request of any Insurance Regulator or other Governmental Entity, in the case of each of clauses (a) and (b), that (i) limits in any material respect the ability of any Company or Subsidiary to issue or enter into Insurance Contracts or Agency Contracts, (ii) requires the divestiture of any material investment of any Company or Subsidiary, (iii) limits in any material respect the ability of any Company or Subsidiary to pay dividends or distributions of any kind or character, (iv) requires any material investment of any Company or Subsidiary to be treated as a non-admitted asset (or the local equivalent) or (v) could reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of Seller, no Insurance Regulator or other Governmental Entity has threatened in writing to take any undertakings related to any of the foregoing matters.

Section 3.25 Personal Property. Section 3.25 of the Disclosure Schedule identifies the personal property, whether tangible or intangible, owned or leased by or licensed to the Companies and the Subsidiaries (or that will be owned or leased by or licensed to the Companies and the Subsidiaries immediately following the consummation of the Business Re-Alignment Transactions and the Closing) (collectively, the “Personal Property”). The Companies and the Subsidiaries have, or will have immediately following the Closing, good and valid title to each item of Personal Property owned by any of them and a valid and enforceable right to use each item of Personal Property leased by or licensed to any of them, in each case, free and clear of all Liens, other than (i) Liens for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith by appropriate proceedings full and adequate reserves for which are reflected in the SAP Financial Statements, (ii) statutory Liens in favor of lessors arising in connection with any property leased to the Companies or the

Subsidiaries arising in the ordinary course of business for sums not yet due and payable, (iii) Liens reflected or reserved against in the SAP Financial Statements and (iv) any other Liens which do not materially and adversely interfere with the current use of properties affected thereby (collectively, “Permitted Liens”).

Section 3.26 Investments. Seller has provided Buyer with a complete list of all bonds, stocks, mortgage loans and other investments that were carried on the books and records of the Companies and the Subsidiaries as of June 29, 2012 (such bonds, stocks, mortgage loans and other investments, together with all bonds, stocks, mortgage loans and other investments acquired by the Companies and the Subsidiaries between such date and the date of this Agreement, the “Investment Assets”). A copy of the policies of the Companies and the Subsidiaries with respect to the investment of the Investment Assets is set forth in Section 3.26 of the Disclosure Schedule (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with, and the Companies and the Subsidiaries have complied in all material respects with, the Investment Guidelines and Applicable Laws.

Section 3.27 Books and Records. The minute books and stock record books of the Companies and Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects. At the Closing, all of those books and records will have been delivered to Buyer or be in the possession of the Companies or the Subsidiaries.

Section 3.28 UK Anti-Bribery. Each of Seller, the Companies and the Subsidiaries has not violated and will not violate, in connection with any matter pertaining directly or indirectly to this Agreement, including without limitation, the negotiation thereof, any relevant provision of the UK Bribery Act (2010), as it may from time to time be amended, or any successor act.

Section 3.29 No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Disclosure Schedules), none of Seller or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, or any information regarding the Companies or the Subsidiaries furnished or made available to Buyer and its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own its assets and carry on its business as now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate any of the transactions contemplated by this Agreement.

Section 4.2 Authority. Buyer has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate action or proceeding on the part of Buyer is necessary (including any shareholder vote). This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller constitutes the valid, legal and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Noncontravention; Consents. The execution and delivery by Buyer of this Agreement do not and, except as disclosed in Section 4.3 of the Disclosure Schedule, the performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated by this Agreement will not (i) conflict with, be prohibited by, or require any approval that has not already been obtained under, any of the provisions of the certificate of incorporation or by-laws of Buyer, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, be prohibited by, require any approval, consent or other action under, give rise to a right of termination, amendment, acceleration or cancellation under, or result in the creation of any Lien on any property or asset of Buyer under any Contract to which Buyer is a party or otherwise bound, or (iii) subject to the matters referred to in the next sentence, contravene, be prohibited by, or require approval or consent under, any Applicable Law or Governmental Order applicable to Buyer, which, in the case of clauses (ii) and (iii) above, would materially impair the ability of Buyer to consummate any of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Buyer in connection with the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of any of the transactions contemplated hereby, except for (i) the filing requirement(s) applicable to the transactions contemplated by this Agreement under competition, antitrust or similar Laws of Canada, (ii) the approvals, filings and notices required under the Insurance Laws of the jurisdictions set forth in Section 4.3 of the Disclosure Schedule, (iii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.3 of the Disclosure Schedule and (iv) such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not materially impair the ability of Buyer to consummate any of the transactions contemplated hereby.

Section 4.4 Purchase Not for Distribution. The Shares to be acquired under the terms of this Agreement will be acquired by Buyer for its own account and not with a view to distribution. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. Buyer acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities laws and that the Shares may not be sold, transferred, offered for sale, assigned, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Shares are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

Section 4.5 Solvency. Assuming the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived as of the Closing Date, and that each of the representations and warranties in this Section 4.5 would be true, correct and complete immediately before giving effect to the transactions contemplated by this Agreement, then immediately after giving effect to the transactions contemplated by this Agreement (including the payment of the Purchase Price), (i) none of the Companies or Subsidiaries will have incurred debts beyond its ability to pay such debts as they mature or become due, (ii) the assets of each of the Companies and Subsidiaries, in each case at a fair valuation, will exceed its respective debts (including the probable amount of all contingent liabilities) and (iii) none of the Companies or Subsidiaries will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement at the direction or otherwise on behalf of Buyer with the intent to hinder, delay or defraud any present or future creditors of the Companies or Subsidiaries.

Section 4.6 Litigation. There is no Action pending or, to the Knowledge of Buyer, threatened in writing against or affecting Buyer or any Affiliate of Buyer or any of their properties or assets that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to prevent or materially delay the ability of Buyer to consummate any of the transactions contemplated by this Agreement. Neither Buyer nor any of its Affiliates nor any officer, director or employee of Buyer or any of its Affiliates has been permanently or temporarily enjoined or barred by any Governmental Order from engaging in or continuing any conduct or practice in connection with the business conducted by the Companies or any Subsidiary that would reasonably be expected to effect the ability of Buyer to consummate any of the transactions contemplated by this Agreement.

Section 4.7 Approvals and Permits. Buyer has no reason to believe that it and its Affiliates will not be able to obtain as promptly as practicable all necessary approvals, authorizations and consents of Governmental Entities required to be obtained to consummate the transactions contemplated by this Agreement.

Section 4.8 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate.

Section 4.9 Financing. Buyer has, and on the Closing Date will have, sufficient cash funds (through existing credit arrangements or otherwise) available to purchase the Shares on the terms and conditions contemplated by this Agreement, to consummate the other transactions contemplated by this Agreement and to pay all associated costs and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement.

Section 4.10 Independent Investigation. Buyer acknowledges that in making its decision to enter into this Agreement, it has relied solely upon independent investigations made by it or its Representatives and the express representations and warranties of Seller set forth in this Agreement (including the related portions of the Disclosure Schedule) and none of Seller, the Companies, the Subsidiaries or any other Person has made any representation or warranty as to Seller, the Companies, the Subsidiaries or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Disclosure Schedule). Buyer has conducted its own due diligence on the Companies and the Subsidiaries and acknowledges that it has been provided adequate access to the management, employees and Representatives of Seller and the Companies and Subsidiaries and the documents, books and records pertaining to the Companies and the Subsidiaries for such purpose.

Section 4.11 Assessment of Reserves. Buyer acknowledges and agrees that:

(a) it has made its own assessment of the amount of liabilities respecting loss and claims reserves of the Companies and the Subsidiaries, respectively (the “Reserves”);

(b) it has made its own assessment of the adequacy of the assets held by the Companies and the Subsidiaries in respect of the Reserves (“Reserve Assets”);

(c) no representation or warranty, express or implied, has been or is made by Seller or any of its directors, shareholders, employees or advisers to Buyer as to the amount of the Reserves or the adequacy of the Reserve Assets, except as expressly set forth in Section 3.13; and

(d) Seller will have no liability to Buyer or Buyer Parent based solely on the amount of the Reserves or the adequacy of the Reserve Assets.

Section 4.12 UK Anti-Bribery. Buyer and Buyer Parent have not violated and will not violate, in connection with any matter pertaining directly or indirectly to this Agreement, including without limitation, the negotiation thereof, any relevant provision of the UK Bribery Act (2010), as it may from time to time be amended, or any successor act.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Companies and the Subsidiaries. Except as expressly contemplated or permitted by this Agreement or as required by Applicable Law, from the date of this Agreement until the Closing, Seller shall cause the Companies and the Subsidiaries to: (i) carry on their respective businesses only in the ordinary course of business as presently conducted (including, without limitation, the process of running off the existing business of the Companies and Subsidiaries) and, to the extent consistent therewith, to preserve and maintain the Permits and the Insurance Licenses and to use commercially reasonable efforts to maintain their rights, assets and franchises, to maintain and preserve their existing relationships with policyholders and reinsurers, and to preserve intact their current business organizations; and (ii) use their commercially reasonable efforts to maintain the financial-strength rating currently assigned to the Companies and the Subsidiaries by A.M. Best Company, Inc.; provided that in connection therewith Seller shall not be required to increase the paid-in-capital of the Companies or the Subsidiaries (unless the Purchase Price is increased by an amount equal to such paid-in-capital), enter into any guaranty, keep-well or other similar arrangement or incur any material expenditure or devote material time and resources. Notwithstanding the foregoing, if the Companies and the Subsidiaries receive a downgrade in the financial-strength rating currently assigned to the Companies and the Subsidiaries by A.M. Best Company, Inc. caused by or resulting from the negotiation, execution, delivery and performance of this Agreement, the consummation of the transactions contemplated by this Agreement (including any occurrence or condition arising out of the identity of or facts relating to Buyer) or the public announcement of this Agreement or the transactions contemplated by this Agreement, Seller shall not be obligated to restore the financial-strength rating assigned to the Companies and the Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, except as expressly contemplated by this Agreement (including, but not limited to, those transactions required to carry out the dividends contemplated in Section 5.11 or to complete the Business Re-Alignment Transactions as contemplated in Section 5.15), required by Applicable Law or set forth on Section 5.1 of the Disclosure Schedule, Seller shall not permit the Companies or any Subsidiary to, without the prior consent of Buyer, which consent shall not be unreasonably withheld:

(a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Companies’ or the Subsidiaries’ outstanding capital stock (other than dividends payable solely to the Companies or a Subsidiary), (ii) adjust, recapitalize, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its outstanding capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Companies or any Subsidiary or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares;

(b) authorize, issue, sell, dispose of, grant a Lien in, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities or any stock based performance units;

(c) sell, lease, license or otherwise dispose of (including by way of reinsurance) any of its material assets (other than Investment Assets in the ordinary course of business consistent with the Investment Guidelines or in accordance with the Liquidation Plan set forth in Section 5.17 of this Agreement);

(d) amend its certificate of incorporation, by-laws or other comparable organizational documents;

(e) acquire, or agree to acquire, in a single transaction or a series of related transactions any interest in any corporation, partnership, joint venture, association or other business organization or division thereof (other than as part of the Investment Assets of the Companies or any Subsidiary in the ordinary course of business consistent with the Investment Guidelines), or a material amount of property or assets of any Person or enter into a plan of consolidation, merger, share exchange, reorganization or complete or partial liquidation;

(f)(i) incur, assume, repurchase or prepay any material indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another Person (other than pursuant to available lines of credit as in effect as of the date hereof), (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Companies or any Subsidiary, guarantee any debt securities of another Person, enter into any keep-well or other Contract to maintain the financial condition of any other Person or enter into any other arrangements having the economic effect of the foregoing, (iii) make any material loans, advances or capital contributions to, or investments in, any other Person, other than to the Companies or to any Subsidiary and loans and advances to Company Agents in the ordinary course of business and other than as to such matters related to the Investment Assets of the Companies or any Subsidiary in the ordinary course of business consistent with the Investment Guidelines or (iv) create or assume any other liability or obligation material to the Companies or any Subsidiary, or grant or create a Lien on, pledge or otherwise encumber any of its assets;

(g) change, revoke or make any written Tax election, file any material amended Tax Return or claim for refund, adopt or change any method of Tax accounting, enter into any closing agreement related to Taxes, settle or compromise any Tax liability or refund, consent to any material claim or assessment relating to Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice), unless any such action is required by Applicable Law;

(h) make any material change in accounting methods, principles or practices used by the Companies or any Subsidiary (including reserve methods, practices or policies as in effect at December 31, 2011), except insofar as may be required by any Insurance Regulator or by a change in applicable SAP;

(i) make any material change in its underwriting, claims handling, loss control or actuarial methods, principles or practices or any material assumption underlying an actuarial practice or policy;

(j) enter into, amend, modify or terminate prior to the end of the term thereunder any Material Contract or Insurance Contract or modify, waive or consent to the termination of any material rights of any Company or any Subsidiary thereunder;

(k) make or dispose of any Investment Assets in any manner inconsistent with the Investment Guidelines or otherwise not in the ordinary course of business, or make any material change in the Investment Guidelines (other than in accordance with the Liquidation Plan set forth in Section 5.17 of this Agreement);

(l) make any capital expenditures except in the ordinary course of business;

(m)(i) pay or commit to pay any retention, transaction bonus, severance or termination pay except to the extent provided for under the terms of an existing Seller Benefit Plan and disclosed in Section 3.9 of the Disclosure Schedule, (ii) enter into any employment, deferred compensation, consulting, severance or similar agreement (or any amendment to any such existing agreement) with any current or former director, officer, employee or consultant of either Company or any Subsidiary or any Transferred Employee, (iii) increase or commit to increase any compensation or employee benefits payable to any current or former director, officer, employee or consultant of the Companies or any Subsidiary or any Transferred Employee, including wages, salaries, fees, compensation, pension, severance, termination pay, fringe benefits or other benefits or payments (except for increases in salary or wages in the ordinary course of business or as required by an existing Seller Benefit Plan as in effect on the date hereof or Applicable Law), (iv) adopt or make any commitment to adopt any additional employee benefit plan or other arrangement that would be a Seller Benefit Plan if it were in existence on the date of this Agreement or terminate or amend any existing Seller Benefit Plan, or (v) make any contribution to any Seller Benefit Plan, other than regularly scheduled contributions or contributions required by the terms of such Seller Benefit Plan or by Applicable Law;

(n) compromise, commute or buy back, or provide authority to any other Person to compromise, commute or buy back, any ceded or assumed Reinsurance Agreement or any claim under or with respect to any Reinsurance Agreement, in an amount in excess of $250,000; or

(o) enter into any legally binding Contract or otherwise offer or make a commitment to do any of the foregoing.

(p) Nothing contained in this Agreement shall give to Buyer, directly or indirectly, the right to control or direct the operation of the business of the Companies or the Subsidiaries prior to the Closing. Nothing contained in this Agreement shall limit the ability of Seller and its Affiliates, prior to the Closing, to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the business of the Companies and the Subsidiaries.

Section 5.2 Access to Information; Confidentiality. Seller shall cause the Companies and the Subsidiaries to afford to Buyer and to the Representatives of Buyer reasonable access upon reasonable notice during normal business hours during the period prior to the Closing Date to all of their properties, books, Contracts, commitments and records and, during such period, Seller shall cause each of the Companies and the Subsidiaries to promptly furnish to Buyer such information concerning its business, properties, financial condition, operations and personnel as Buyer may from time to time reasonably request (subject to Applicable Law or any contractual limitations on Buyer or Seller), other than any such properties, books, contracts, commitments, records and information that (a) are subject to an attorney-client or other legal privilege which Seller’s legal counsel advises would be impaired by such disclosure or (b) are subject to an obligation of confidentiality existing prior to the date of this Agreement or that is entered into after the date of this Agreement in the ordinary course of business, provided that Seller, the

Companies and the Subsidiaries shall have used commercially reasonable efforts to obtain the consent of the applicable third party to such inspection or disclosure; and provided further, that in the event any of Seller, the Companies or the Subsidiaries does not provide access in reliance on subclauses (a) and (b) of the prior sentence, it shall provide notice to Buyer that it is withholding such access or information and shall use commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the confidentiality obligation or risk waiver of such privilege. All requests for access or information pursuant to this Section 5.2 shall be directed to the Person or Persons identified in Section 5.2 of the Disclosure Schedule or such other Person or Persons as Seller shall designate after the date hereof in writing. Without limiting the terms thereof, the Confidentiality Agreement shall govern the obligations of Buyer and its Representatives (as defined in the Confidentiality Agreement) with respect to all information of any type furnished or made available to them pursuant to this Section 5.2.

Section 5.3 Commercially Reasonable Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.4 Consents, Approvals and Filings.

(a) Seller and Buyer shall each use commercially reasonable efforts, and shall cooperate fully with each other to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all third parties necessary in connection with the consummation of the transactions contemplated by this Agreement. In connection therewith, Seller and Buyer shall make and cause their respective Affiliates to make all legally required filings as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by this Agreement, and shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably require. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all third parties necessary in connection with the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the generality of subsection (a) of this Section 5.4, Seller and Buyer shall, as promptly as practicable, but in no event later than twenty (20) Business Days following the execution and delivery of this Agreement, file with the appropriate Canadian antitrust authorities the submission(s) required by any pre-acquisition filing requirement(s) applicable to the transactions contemplated by this Agreement under competition, antitrust or similar Laws of Canada. Seller and Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any such antitrust authorities and shall comply promptly with any such reasonable inquiry or request. The parties hereto commit to instruct their respective counsel to cooperate with each other and facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable pre-acquisition filing waiting period at the earliest practicable dates. Said cooperation includes, but is not limited to, counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the antitrust authorities, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of said antitrust authority and the content of any such contacts or presentations. Neither Buyer nor Seller shall participate in any meeting or discussion with any antitrust authority with respect of any such filings, applications, investigation, or other inquiry without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant antitrust authority, the opportunity to attend and participate (which, at the request of either Buyer or Seller, shall be limited to outside antitrust counsel only). Buyer and Seller shall each approve the content of any filings, applications, presentations, white papers or other written materials to be submitted to any antitrust authority in advance of any such submission.

(c) Without limiting the generality of subsection (a) of this Section 5.4, (i) Buyer shall, as promptly as practicable, but in no event later than twenty (20) Business Days following the execution and delivery of this Agreement, file with all applicable Insurance Regulators requests for approval of the transactions contemplated by this Agreement when such approvals are required to be obtained by Buyer, which requests shall include all required exhibits, and (ii) Seller shall, as promptly as practicable, but in no event later than twenty (20) Business Days following the execution and delivery of this Agreement, file with all applicable Insurance Regulators requests for all regulatory approvals contemplated by this Agreement when such approvals are required to be obtained by Seller ((i) and (ii), together, the “Insurance Approval Filings”). Each filing party agrees to provide a draft of all Insurance Approval Filings (and each amendment or supplement thereto) prepared by it (in this subsection, the “filing party”) to the other party (in this subsection, the “non-filing party”) and to allow the non-filing party five (5) Business Days to review such filings and to consult with the filing party relating to any issues arising as a result of the non-filing party’s review, prior to the submission by the filing party of the Insurance Approval Filings to the Insurance Regulator. Each filing party agrees to provide the non-filing party with copies of the Insurance Approval Filings and each amendment or supplement thereto in final form upon the submission thereof to the Insurance Regulator. Notwithstanding the foregoing, the parties agree that no filing party will be required to provide to the non-filing party those portions of the Insurance Approval Filings that contain any confidential or personal information. Each party shall give the non-filing party prompt written notice if it receives any notice or other communication from any Insurance Regulator in connection with the transactions contemplated by this Agreement, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party a copy thereof. Each filing party agrees to respond promptly to any request by the Insurance Regulator for any additional information and documentary material in connection therewith. If any Insurance Regulator requires that a hearing be held in connection with any such filing or approval, the filing party shall use commercially reasonable efforts to arrange for such hearing to be held promptly after it receives notice that such hearing is required. The filing party shall give the non-filing party prior written notice of the time and place when any meetings or other conferences may be held by it with any Insurance Regulator in connection with the transactions contemplated by this Agreement, and shall permit the non-filing party to have a representative or representatives attend or otherwise participate in any such meeting or conference. Seller and Buyer each agree to timely make all appropriate filings with the Insurance Regulators and such other filings as may be required under the Insurance Laws of any other state or jurisdiction in which the Companies or the Subsidiaries do business.

(d) Buyer and Seller shall be equally responsible for the cost of all filing fees associated with all filings with applicable Governmental Entities and Insurance Regulators, and Buyer and Seller shall have responsibility for their other respective filing fees associated with any other required filings.

(e) Notwithstanding any other provision of this Agreement to the contrary (including Section 5.3 and this Section 5.4), neither Buyer nor any of its Affiliates shall be required to, and none of the Companies or Subsidiaries may, without the prior written consent of Buyer, agree or commit to take or refrain from taking any action or agree or commit to any condition, limitation, restriction or requirement that would constitute or result in a Burdensome Condition to secure the approval of any Insurance Regulator or any Governmental Entity required to consummate the transactions contemplated by this Agreement.

(f) Subject to the parties’ obligations under Section 5.4(a) hereof:

(i) To the extent that the rights of either of the Companies or any Subsidiary under any Contract, including the rights of the Companies, any Subsidiary or any of their Affiliates under the Re-Alignment Contracts, may not be transferred or made available to Buyer without obtaining the consent or approval of a third party and Seller has disclosed to Buyer the need for such consent or approval in Section 5.4(f) of the Disclosure Schedule on the date hereof, Buyer shall be responsible for the costs (including any license or other fees and expenses) associated with obtaining the consent or approval from such third party to obtain such rights or the replacement of such rights. For the avoidance of doubt, costs allocated to Seller or Buyer pursuant to Section 4.2 of the Memorandum of Understanding Regarding Transition Services Terms and Conditions are unaffected by this Section 5.4(f)(i).

(ii) If Seller has not disclosed to Buyer the need for any such consent or approval in Section 5.4(f) of the Disclosure Schedule on the date hereof, then Seller shall be responsible for the costs (including any license or other fees and expenses) associated with obtaining the consent or approval from such third party to obtain such rights or the replacement of such rights.

(iii) If any such consent or approval is not obtained, Seller will use commercially reasonable efforts to secure an arrangement reasonably satisfactory to Buyer ensuring that Buyer will receive the benefits under the Contract for which such consent is being sought following the Closing. Notwithstanding the foregoing, Buyer shall remain obligated to close the transactions contemplated herein, subject to the other provisions hereof, and shall have no remedy for the failure of Seller to obtain any such consent or approval or to provide any such alternative arrangement, except for payment of costs in accordance with this Section 5.4(f).

Section 5.5 Access to Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing or for any other reasonable purposes, for a period of ten (10) years after the Closing, Buyer shall (i) retain the books, records and other data related to the business of the Companies and the Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Companies and the Subsidiaries, and (ii) upon reasonable notice, afford Seller and any Affiliates of Seller, and their respective Representatives, during normal business hours, reasonable access (subject to Applicable Law, any applicable legal privilege and any contractual limitations on Buyer) to such books, records and other data and the Transferred Employees (including making such persons reasonably available to Seller, at Seller’s sole cost and expense, for depositions, preparation for such depositions, trial preparation, trial and related fact-gathering, but excluding any proceedings, or threatened proceedings, between Buyer or an Affiliate, on one hand, and Seller or an Affiliate, on the other hand).

(b) In order to facilitate the resolution of any claims made against or incurred by Buyer or the Company after the Closing or for any other reasonable purposes, for a period of ten (10) years after the Closing, Seller shall (i) retain the books, records and other data of Seller that relate to the Companies and the Subsidiaries and their operations for periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller, and (ii) upon reasonable notice, afford Buyer and the Companies and any of their respective Affiliates, and their respective Representatives, during normal business hours, reasonable access (subject to Applicable Law, any applicable legal privilege and any contractual limitations on Seller) to such books, records and other data and employees of Seller with applicable knowledge of the business of the Companies and the Subsidiaries and its operations for periods prior to the Closing (including making such persons reasonably available to Buyer, at Buyer’s sole cost and expense, for depositions, preparation for such depositions, trial preparation, trial and related fact-gathering, but excluding any proceedings, or threatened proceedings, between Buyer or an Affiliate, on one hand, and Seller or an Affiliate, on the other hand).

(c) Notwithstanding the foregoing, this Section 5.5 shall not apply to the Tax Returns and other materials covered by Section 10.6.

Section 5.6 Publicity; Notices. Until the Closing Date, the parties hereto shall coordinate with each other as soon as practicable in advance (but no less than three (3) days in advance of the anticipated dissemination date) as to (i) the form and content of any external communication, including any communication intended for dissemination or to reach, or reasonably expected to be disseminated or to reach, members of the public or customers of Seller or its Affiliates regarding the transactions contemplated by this Agreement and (ii) the form and content of any communication from Buyer to Employees; provided, however, that Buyer shall not communicate with Employees or customers of Seller or its Affiliates with respect to the transactions contemplated by this Agreement without the prior written consent of Seller. Neither party shall disseminate any such communication without adequate advance notice and the prior review of the other, which review shall not be unreasonably delayed, except that nothing contained in this Agreement shall prevent the parties hereto from making any and all public disclosures legally required to comply with any applicable securities laws or the applicable rules of any stock exchange or regulations or requests of Governmental Entities; provided that, to the extent possible under the circumstances, the party making such disclosure consults with the other party, and considers in good faith the views of the other party, before doing so.

Section 5.7 Affiliate Contracts and Intercompany Accounts. Prior to or at the Closing, Seller shall, and shall cause the Companies and Subsidiaries to, (i) obtain all required regulatory approvals to terminate all Affiliate Contracts and settle all Intercompany Accounts, (ii) terminate all Affiliate Contracts without any obligation of or liability to any of the Companies or Subsidiaries, on terms reasonably satisfactory to Buyer, and (iii) settle in full (without any premium or penalty) all Intercompany Accounts; provided that no Company or Subsidiary shall be required to pay amounts in excess of the amounts reserved on such Company’s or Subsidiary’s most recent SAP Financial Statements.

Section 5.8 Use of Names.

(a) Prior to or at the Closing, the Companies and the Subsidiaries shall transfer any and all right, title or interest, including all associated goodwill, which any of them may have in or to the names, trademarks and service marks set forth on Section 5.8(a) of the Disclosure Schedule or any name, trademark, service mark, acronym or logo based on or incorporating any of such names, trademarks or service marks or any Internet domain name containing all or a portion of a Seller Trademark to Seller or to such Person as Seller may direct. Buyer acknowledges that no right, title or interest in the name HSBC or Household, the HSBC or Household logos, brands or trademarks, the name Household Life Insurance Company of Delaware and HSBC Insurance Company of Delaware, the name or any reference to HSBC or Household, or any similar name or reference or any application or registration in respect thereof (collectively, the “Seller Trademarks”) and no such name, logo, brand or trademark is or should be deemed transferred to Buyer under or by this Agreement. Prior to or at the Closing, Seller or an Affiliate of Seller shall enter into a license (the “Trademark License”) with Buyer substantially in the form attached hereto as Exhibit E, which will permit the use of certain Seller Trademarks as provided therein.

(b) Promptly following the Closing, Buyer shall select a new name for each Company and each Subsidiary that does not include a Seller Trademark or any confusingly similar name. As soon as reasonably practicable following the Closing, Buyer shall cause each Company and each Subsidiary to take all such actions (including making filings, obtaining approvals and amending their respective certificates of incorporation) as shall be necessary (i) to change its name to such new name and (ii) except as otherwise provided by the Trademark License, to cease all use of Seller Trademarks, including changing all trademark or service mark use of Seller Trademarks to marks that do not include any Seller Trademark or any confusingly similar mark.

(c) Except as provided in Section 5.8(a), Section 5.8(b) or the Trademark License, Buyer shall use commercially reasonable efforts to cause the Companies and the Subsidiaries to cease using any Seller Trademark as soon as practicable following the Closing.

Section 5.9 Further Assurances. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 5.10 Officers and Directors.

(a) Seller shall deliver to Buyer the resignations of all officers and members of the board of directors of the Companies and the Subsidiaries from their positions as officers and directors of the Companies and the Subsidiaries immediately prior to the Closing, such resignations to become effective upon the Closing.

(b) For a period of six (6) years after the Closing Date, the Companies and Subsidiaries shall not, and Buyer shall cause the Companies and Subsidiaries not to, amend, repeal or modify any provision in their respective certificates of incorporation or by-laws relating to the exculpation or indemnification for any officers and directors (unless required by Applicable Law), it being the intent of the parties hereto that the officers and directors of the Companies and Subsidiaries shall continue to be entitled to such exculpation and indemnification to the full extent of the law. Such officers and directors are intended third party beneficiaries of this Section 5.10 and may specifically enforce its terms.

Section 5.11 Reduction in Surplus. Prior to Closing, and subject to receipt of all applicable Seller and regulatory approvals in form and substance reasonably acceptable to Seller and Buyer, Seller shall use commercially reasonable efforts to cause the Companies and the Subsidiaries to transfer assets by one or more distributions or redemptions of stock to Seller (the “Dividends”) in amounts required to reduce the Aggregate Closing Capital and Surplus of the Companies and the Subsidiaries as of the Closing Date to an amount no greater than the Aggregate Target Closing Capital and Surplus.

Section 5.12 Notice of Events.

(a) Buyer shall promptly notify Seller, and Seller shall promptly notify Buyer, in writing, upon (i) becoming aware of any Governmental Order or any complaint praying for an order or decree restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) receiving any notice from any Governmental Entity of its intention to (x) institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated by this Agreement or (y) nullify or render ineffective this Agreement or such transactions if consummated.

(b) During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Buyer shall promptly notify Seller in writing if Buyer becomes aware of: (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its representations or warranties had any such representation or warranty been made as of the time of Buyer’s discovery of such event, fact or condition; or (ii) any event, fact or condition that has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.3; provided that any such notification shall not cure any inaccuracy in or breach of Buyer’s representations and warranties contained in this Agreement for any purpose, including the indemnification and termination rights contained in this Agreement or for determining whether or not the conditions set forth in Section 7.3(a) have been satisfied.

(c) During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Seller shall promptly notify Buyer in writing if Seller becomes aware of: (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its representations or warranties had any such representation or warranty been made as of the time of Seller’s discovery of such event, fact or condition; or (ii) any event, fact or condition that has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.2; provided that any such notification shall not cure any inaccuracy in or breach of Seller’s representations and warranties contained in this Agreement for any purpose, including the indemnification and termination rights contained in this Agreement or for determining whether or not the conditions set forth in Section 7.2(a) have been satisfied.

Section 5.13 Non-Solicit.

(a) During the 24 month period following the Closing Date, Seller shall not, and shall cause its subsidiaries not to, directly or indirectly, hire or solicit the services (as employee, consultant or otherwise) of any Transferred Employee without the prior written consent of Buyer; provided, however, that nothing in this Agreement shall prohibit Seller or any of its subsidiaries from offering employment to or employing persons (i) who respond to a general solicitation or advertisement that is not specifically directed to Transferred Employees (and nothing shall prohibit the making of such general solicitation or advertisement), (ii) who have not been employed by Buyer or any of its subsidiaries for a period of six (6) consecutive months (including for this purpose, time worked for Seller or any of its Affiliates immediately prior to the Closing), or (iii) who have been involuntarily terminated by Buyer or any of its subsidiaries solely due to restructuring, site closings, or displacement, lack of or rearrangement of work.

(b) During the 24 month period following the Closing Date, Buyer shall not, and shall cause its subsidiaries not to, directly or indirectly, hire or solicit the services (as employee, consultant or otherwise) of any employee of Seller or its Affiliates without the prior written consent of Seller; provided, however, that nothing in this Agreement shall prohibit Buyer or any of its subsidiaries from offering employment to or employing persons (i) who respond to a general solicitation or advertisement that is not specifically directed to employees of Seller or its subsidiaries (and nothing shall prohibit the making of such general solicitation or advertisement), (ii) who have not been employed by Seller of any of its subsidiaries for a period of six (6) consecutive months, (iii) who have been involuntarily terminated by Seller or any of its subsidiaries solely due to restructuring, site closings, or displacement, lack of or rearrangement of work or (iv) as contemplated in Section 6.1.

Section 5.14 Parent Guarantee.

(a) Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees (the “Guarantee”), as principal and not as a surety, to Seller (i) the prompt and complete payment in full as and when due and payable by Buyer (and its successors and permitted assigns) of any and all amounts payable by Buyer pursuant to the terms of this Agreement (such payment obligations, the “Guaranteed Payments”), and (ii) the prompt and complete performance in full by Buyer (and its successors and assigns) of its other obligations under the terms of this Agreement (the “Guaranteed Obligations”). The Guaranteed Payments and Guaranteed Obligations are sometimes referred to herein collectively as the “Obligations.” If for any reason Buyer shall fail or be unable promptly and fully to pay any Guaranteed Payment as and when the same shall be due and payable hereunder or to perform any Guaranteed Obligation, Buyer Parent shall forthwith pay or cause to be paid such Guaranteed Payment to Seller or shall forthwith perform or cause to be performed such Guaranteed Obligation, as the case may be, and Seller shall not be obligated to pursue remedies against Buyer as a condition to enforcement of the Guarantee. Buyer Parent represents and warrants to Seller that it has the full corporate power and authority to provide the Guarantee, to perform its obligations with respect thereto and to execute this Agreement for the purposes thereof. The provision of the Guarantee, the performance of Buyer Parent’s obligations with respect thereto and the execution and delivery of this Agreement for purposes of this Section 5.14 have been duly and validly authorized and approved by all requisite corporate action of Buyer Parent and no other acts or proceedings on its part are necessary with respect thereto.

(b) The obligations of Buyer Parent under the Guarantee constitute a present and continuing guarantee of payment and performance, and not of collectability. Subject to Section 5.14(f), the liability of Buyer Parent under this Section 5.14 shall be absolute, unconditional, present, continuing and irrevocable until all of the Obligations have been indefeasibly paid in full or performed, as applicable, irrespective of:

(i) any permitted assignment or other transfer of this Agreement or any of the rights hereunder of Buyer hereunder;

(ii) any amendment, waiver, renewal or extension of, or release or consent under, this Agreement, in each case other than in respect of this Section 5.14;

(iii) any acceptance by Seller of partial payment or performance from Buyer;

(iv) any bankruptcy, insolvency, reorganization, arrangement, composition, adjustment, dissolution, liquidation or other like proceeding relating to Buyer, or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceedings; or

(v) any absence of any notice to, or knowledge of, Buyer Parent of the existence or occurrence of any of the matters set forth in the foregoing subsections (i) through (iv).

Subject to Section 5.14(f), the Obligations of Buyer Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claims of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise, provided that nothing contained in this Section 5.14 shall limit the ability of Buyer or Buyer Parent to bring any action or claim under this Agreement.

(c) The Guarantee is a continuing Guarantee and shall (i) remain in full force and effect until the complete performance of all of the Obligations and the indefeasible payment in full of all of the Guaranteed Payments, (ii) be binding upon Buyer Parent, its successors and permitted assigns and (iii) inure to the benefit of and be enforceable by Seller and its successors, transferees and permitted assigns; provided, however, that the obligations of Buyer Parent in this Section 5.14 may not be assigned, transferred or delegated without the prior written consent of Seller. Any attempted assignment or transfer in violation of this Section 5.14(c) shall be void.

(d) Buyer Parent hereby waives promptness, diligence, all setoffs, presentments, protests and notice of acceptance and any other notice relating to any of the Obligations or this Section 5.14.

(e) The obligations of Buyer Parent under this Section 5.14 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Payments is rescinded or must otherwise be returned to Buyer or any other entity, or any of the Guaranteed Obligations is rescinded or annulled, upon the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation or reorganization of Buyer, as though such payment had not been made or performance had not occurred, as applicable.

(f) Seller agrees that notwithstanding anything contained herein to the contrary, except as provided in the last sentence of this Section 5.14(f), Buyer Parent shall not be obligated to pay or perform any Obligation hereunder to the extent that Buyer is not required to pay or perform such Obligation as a result of any right or offset, counterclaim or other defense available to Buyer with respect to such Obligation in accordance with the provisions of this Agreement (collectively, a “Purchaser Defense”). In furtherance thereof, Buyer Parent shall be entitled to assert any Purchaser Defense to the same extent that any such Purchaser Defense could be asserted by Buyer in any action brought by Seller to enforce the Obligations against Buyer. Notwithstanding the foregoing provisions of this Section 5.14(f), in no event shall any stay or discharge or other impairment of or limitation on the Obligations as the result of any bankruptcy, insolvency, reorganization, arrangement, composition, adjustment, dissolution, liquidation or other like proceeding relating to Buyer or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceeding, give rise to any defense to payment or performance by Buyer Parent hereunder.

Section 5.15 Business Re-Alignment Transactions; Re-Alignment Contracts.

(a) Prior to Closing, the Companies shall have consummated, and shall have caused the Subsidiaries to have consummated, the authorized pre-closing transactions described on Section 5.15(a) of the Disclosure Schedule (the “Business Re-Alignment Transactions”).

(b) Section 5.15(b) of the Disclosure Schedule contains a list of all Contracts that provide goods and services solely to a Company or a Subsidiary in the operation of its business, but which are currently in the name of Seller or an Affiliate of Seller (other than the Companies and the Subsidiaries) (the “Re-Alignment Contracts”). Except as otherwise related to services provided under the Transition Services Agreement, prior to the Closing Date, Seller will use commercially reasonable efforts to have all Re-Alignment Contracts assigned to a Company or a Subsidiary or re-executed to have a Company or a Subsidiary become a party thereto and any costs (including any license, other fees and expenses or any third party payments) associated with obtaining the assignment or re-execution of such contracts shall be borne by the parties in accordance with Section 5.4(f).

Section 5.16 Transition Services. Seller shall, or shall cause one of its Affiliates to, provide transition services to the Companies and the Subsidiaries following the Closing in accordance with the terms and conditions of a transition services agreement (“Transition Services Agreement”). Seller and Buyer shall use their respective commercially reasonable efforts to promptly, but in no event later than ninety (90) days following the date of this Agreement (unless extended by mutual consent of the parties), negotiate in good faith and finalize the terms and conditions of the Transition Services Agreement in accordance with the general terms and conditions set forth in the Memorandum of Understanding Regarding Transition Services Terms and Conditions attached hereto as Exhibit F.

Section 5.17 Sale of Investments. To facilitate the reduction in Aggregate Closing Capital and Surplus as contemplated in Section 5.11 of this Agreement, Seller shall, or shall cause the Companies and each Subsidiary to, liquidate Investment Assets as necessary in accordance with the plan set forth on Section 5.17 of the Disclosure Schedule (the “Liquidation Plan”) prior to the Closing. Seller shall use commercially reasonable efforts to ensure that the Reserve Assets on the Closing Date are reasonably matched (from an asset yield and duration perspective) to the Reserve Assets as of September 30, 2011 (the “Closing Balance Sheet Objectives”). Seller shall keep Buyer reasonably informed regarding the Liquidation Plan and shall provide Buyer with a complete list of all investment assets owned by the Companies and the Subsidiaries at the end of each calendar month. Seller and its Affiliates shall have sole discretion over management of the Liquidation Plan; provided, however, the composition of the investment assets at Closing shall comply in all material respects with Applicable Laws and the Closing Balance Sheet Objectives.

Section 5.18 DFS Subpoena. To facilitate the resolution of the DFS Subpoena and any related investigation or regulatory action by DFS, and in addition to providing Seller with access pursuant to Section 5.2 hereof, following Closing, Buyer shall: (i) permit Seller to retain a copy of all books, records and other data (including emails) related to HSBC DE’s LPI Business for periods prior to the Closing; and (ii) cause HSBC DE to execute and deliver any letter or other form of authorization requested by DFS to provide Seller and its legal representative with authority to act on behalf of HSBC DE in (A) responding to the DFS Subpoena and any related investigation or regulatory action by DFS, including providing any additional information and documentary material retained by Seller pursuant to clause (i) above in connection therewith, (B) attending meetings with DFS representatives to discuss the DFS Subpoena and any related investigation or regulatory action by DFS, (C) receiving and responding to all communications to, from and between DFS and HSBC DE related to the DFS Subpoena, and (D) taking any action necessary or appropriate to resolve any Action by DFS related to the LPI Business. Seller agrees to provide Buyer with notice regarding any developments regarding the DFS Subpoena.

Notwithstanding the foregoing, the parties agree that all matters related to the DFS Subpoena and any related investigation or regulatory action by DFS shall be deemed for purposes of this Agreement to be Third Party Claims for which Seller, as Indemnifying Party, has elected to assume the defense, and Buyer shall retain all rights with respect thereto as the Indemnified Party, in each case as set forth in Section 9.2(b) hereof. Seller agrees to provide Buyer with notice regarding any developments regarding the DFS Subpoena. Buyer shall use commercially reasonable efforts to make, directly or through its Affiliates, Transferred Employees who remain employed by Buyer or its Affiliates at such time available on a basis mutually convenient to both parties to provide explanations of any documents or information potentially responsive to the DFS Subpoena, including making such Transferred Employees reasonably available for depositions, preparation for such depositions, trial preparation, trial and related fact-gathering. In accordance with the obligations of this Section 5.18, Seller shall retain a copy of all books, records and other data (including emails) related to HSBC DE’s LPI Business for periods prior to the Closing. Following the Closing, Seller shall (i) be solely responsible for the payment of all reasonable out-of-pocket fees and expenses incurred by Buyer, its Affiliates or any such Transferred Employees arising out of this Section 5.18 and (ii) as set forth in Section 9.1, indemnify, defend and hold harmless Buyer and its Affiliates and their respective Representatives from and against any and all Losses to the extent arising from or related to compliance with this Section 5.18, the DFS Subpoena and the underlying matters related thereto. Seller shall also promptly pay to Buyer, upon Buyer’s request, an amount equal to the sum of all reasonable compensation paid by Buyer to any Transferred Employees attributable to such Transferred Employee’s time spent working on any matters set forth in this Section 5.18, which shall be reasonably documented by Buyer.

Section 5.19 Affiliate Payments. If and to the extent Seller so requests in writing, Buyer shall cause HLIC DE or one of its Subsidiaries (as so requested), or any successor thereto, to make a payment (an “Affiliate Payment”) to one or more current or former Affiliates of Seller in respect of certain intercompany transactions that occurred between such payor and such Affiliate, or any of their respective predecessors, prior to the Closing, but with respect to which payment has not previously been made. Buyer’s obligation to cause HLIC DE or one of its Subsidiaries to make any Affiliate Payment is subject to Seller first paying to Buyer the full amount of such payment in accordance with the indemnification provisions in Article IX.

Section 5.20 Post-Closing Assurant Adjustment. In the event that any Assurant Contract is terminated within sixty (60) days of the Closing Date for any reason other than cause, or if the Companies and/or the Subsidiaries receive a notice of termination or non-renewal of any such contract for any reason other than cause within sixty (60) days of the Closing Date, then Seller shall promptly pay to Buyer an amount equal to the component of the Purchase Price Buyer paid at Closing (as part of the total Purchase Price) for the future value that would otherwise have been derived from the terminated contract had it not terminated, as adjusted to reflect the value actually derived by Buyer from such contract after the Closing. Buyer and Seller shall negotiate and calculate any amount required to be paid under this Section 5.20 in good faith. For the avoidance of doubt, if any Assurant Contract is amended prior to the Closing Date and such amendment results in an Assurant Adjustment with respect to such contract at the Closing, and then such contract is terminated within sixty (60) days of the Closing Date, any payment made pursuant to this Section 5.20 shall be reduced by the amount of the Assurant Adjustment made prior to the Closing with respect to such Assurant Contract.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1 Transferred Employees; Severance Benefits.

(a) Section 6.1(a) of the Disclosure Schedule contains a true and correct list, as of August 30, 2012, of all Employees who are employed principally in connection with the business of the Companies and the Subsidiaries, other than Employees who are not intended by Seller to become Transferred Employees, as well as the position, corporate and functional title, status as exempt or non-exempt, identification number, hire date, status as full- or part-time, status as active or on leave, if on leave, the date leave commenced, geographic location and remuneration (including base salary, base wage, commission schedule, prior year’s incentive award and current year’s annual incentive opportunity, in each case, as applicable) of each such Employee. Within fifteen (15) Business Days prior to the Closing Date, Seller shall update Section 6.1(a) of the Disclosure Schedule to reflect any Employees whose employment has terminated and any other change in the information on Section 6.1(a) of the Disclosure Schedule; provided, however, that Seller shall not add any Employees to the list set forth in Section 6.1(a) of the Disclosure Schedule without Buyer’s prior written consent, which shall not be unreasonably withheld or delayed.

(b) At least twenty-five (25) days prior to the Closing Date and effective as of the Closing Date, Buyer shall make offers of post-Closing employment by the Companies and the Subsidiaries to such Employees selected by Buyer in its sole discretion. Each Employee shall have ten (10) days to accept or reject the offer of employment. The Employees who accept Buyer’s offer of employment are referred to herein as “Transferred Employees.” The employment of the Transferred Employees with the Companies and the Subsidiaries shall be deemed to commence at the later of 12:00:00 a.m. Eastern Time on the Closing Date or the date an Employee becomes a Transferred Employee (the “Transfer Date”), without regard to whether the Transferred Employee is actively at work on the Closing Date in the case of an Employee who on the Closing Date is absent from work due to a vacation, jury duty, funeral leave or personal day. Notwithstanding the foregoing: (i) to the extent that an Employee who has accepted Buyer’s offer is not available to perform services on the Closing Date because on the Closing Date such Employee is on sick leave, short-term disability, workers compensation leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by Seller or one of its Affiliates (other than a vacation, jury duty, funeral leave or personal day) (a “Leave Recipient”), he or she shall remain an employee of Seller or one of its Affiliates; provided that the Companies and the Subsidiaries shall hire such Leave Recipient pursuant to the terms of the accepted offer of employment if such Leave Recipient returns to work no later than six (6) months following the Closing Date; and (ii) each Employee who has accepted Buyer’s offer but is needed by Seller to perform services for Seller or one of its Affiliates under the Transition Services Agreement (the “Delayed Employees”) shall remain an employee of Seller or one of its Affiliates until such time as Seller no longer requires the services of such Delayed Employee but not later than the expiration of the Transition Services

Agreement. Buyer and Seller shall cooperate in good faith to develop a mutually acceptable list of Delayed Employees no later than three (3) days following the date the Transition Services Agreement is substantially finalized in accordance with Section 5.16 hereof, and shall mutually agree upon an updated list of Delayed Employees no later than five (5) days prior to the Closing Date. Seller shall provide at least ten (10) days’ notice to Buyer that it will no longer require the services of such Delayed Employee at which time Buyer’s offer of employment shall become effective. For purposes of this Agreement, such Leave Recipient and Delayed Employee shall become a Transferred Employee as of the date active employment with the Companies and the Subsidiaries commences but for a Leave Recipient no later than five (5) Business Days from their return to work (the “Delayed Transfer Date”) and, to the extent applicable to such Leave Recipient or Delayed Employee, references in this ARTICLE VI to the “Closing Date” shall relate to the Delayed Transfer Date. As of the Transfer Date or Delayed Transfer Date, as applicable, Seller and its Affiliates intend to treat each Transferred Employee as having a “separation from service” from Seller and its Affiliates as that term is defined by Section 409A of the Code and the regulations promulgated thereunder. Prior to the Closing Date, Seller or one of its Affiliates shall request “good leaver” status from the Remuneration Committee of HSBC Holdings plc with respect to any outstanding awards under the HSBC Holdings plc Share Plan. Those Employees who receive but do not accept an offer of employment from Buyer that is consistent with the Comparable Job Offer (whether by rejection or by failure to respond) shall not be considered Transferred Employees for any purpose of this Agreement and shall instead be considered “Excluded Employees.” Seller acknowledges that the benefits and incentive compensation opportunities to be provided to the Transferred Employees and described in Section 6.1(b) of the Disclosure Schedule are sufficient to satisfy (i) such elements of a Comparable Job Offer and (ii) such elements of the requirements of Section 6.2(a). Nothing in this Section shall require or be construed or interpreted as requiring the Companies or the Subsidiaries to continue the employment of any of the Transferred Employees following the Closing Date.

Section 6.2 Benefits Following the Closing Date.

(a) Effective as of the Closing Date, Buyer shall provide, or cause to be provided, the Transferred Employees with broad-based Employee Benefit Plans and programs that are no less favorable, in the aggregate, than those Employee Benefit Plans and programs provided by Seller to the Transferred Employees immediately prior to the Closing Date (collectively, the “Buyer Employee Benefit Plans”). For purposes of vesting and eligibility to participate in any applicable Buyer Employee Benefit Plan in which a Transferred Employee will be entitled to participate on and after the Closing Date (but not for the purposes of benefit accrual under applicable pension or retirement benefit plans) and for benefit accrual purposes only for vacation paid-time off and severance benefits under any applicable Buyer Employee Benefit Plan, each Transferred Employee shall be credited with the years of service he or she has been credited with under the comparable Employee Benefit Plans of Seller or its Affiliates to the extent confirmed by Buyer (through payroll or plan records); provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits for the same period of service. Buyer shall use commercially reasonable efforts to permit Buyer’s tax-qualified employee defined contribution plan(s) maintained in the United States to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section

402(c)(4) of the Code). In addition, Buyer shall (i) waive, or cause to be waived, any preexisting condition exclusions and waiting periods under any Buyer Employee Benefit Plan which is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) that provides health care benefits in which the Transferred Employees are eligible to participate to the same extent that such condition exclusions and waiting periods were waived under the comparable Employee Benefit Plan of Seller or its Affiliates, and (ii) subject to Sellers providing Buyer with the applicable information with respect to each Transferred Employee in a form that Buyer determines is administratively feasible to take into account under its plans, cause such plans to honor any expenses incurred by such Transferred Employees and their eligible dependents under Employee Benefit Plans of Seller or its Affiliates that are health care benefit plans during the portion of the calendar year in which they become Transferred Employees for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket, and similar expenses, to the same extent that such expenses were recognized under the comparable Employee Benefit Plans of Seller or its Affiliates. Buyer shall not provide any payment or incentive to any Transferred Employee to induce such employee to elect continued participation in any health care benefit plan of Seller or its Affiliates.

(b) Notwithstanding anything herein to the contrary, all Seller Benefit Plans and all assets of such Seller Benefit Plans are excluded from any sale, conveyance, assignment or transfer to Buyer under this Agreement and, from and after the Closing Date, the plan sponsor of each Seller Benefit Plan shall retain all existing right, title and interest in and to any and all assets, rights and liabilities in connection with and trusts related to Seller Benefit Plans, and Seller shall, or shall cause its Affiliates to, pay, settle, satisfy and discharge all obligations of the Companies and the Subsidiaries arising under such Seller Benefit Plans.

Section 6.3 Severance.

(a) Payment of Severance Benefits.

(i) (A) Each Employee (other than Excluded Employees) who does not receive a Comparable Job Offer from Buyer and is subsequently terminated by Seller or any of its Affiliates without Cause on or prior to December 31, 2012 shall receive from Seller or its Affiliates the severance pay and benefits specified in Section 6.3(a)(i) of the Disclosure Schedule and (B) each Transferred Employee terminated by Buyer or any of its Affiliates without Cause on or prior to December 31, 2012 shall receive from Buyer or its Affiliates the severance pay and benefits specified in Section 6.3(a)(i) of the Disclosure Schedule.

(ii) (A) Each Employee (other than Excluded Employees) who does not receive a Comparable Job Offer from Buyer and is subsequently terminated by Seller or any of its Affiliates without Cause on or after January 1, 2013 and within six (6) months after the Closing shall receive from Seller or its Affiliates the severance pay and benefits specified in Section 6.3(a)(ii) of the Disclosure Schedule and (B) each Transferred Employee terminated by Buyer or any of its Affiliates without Cause on or after January 1, 2013 and within twelve (12) months after the Closing shall receive from Buyer or its Affiliates the severance pay and benefits specified in Section 6.3(a)(ii) of the Disclosure Schedule.

(iii) All payments to Employees or Transferred Employees pursuant to this Section 6.3 shall be subject to the execution, delivery and non-revocation of a release of claims, in a form satisfactory to the party making the payment, in favor of Buyer, Seller and their respective Affiliates.

(iv) Except as may otherwise be required by Applicable Law, none of Seller, Buyer nor any of their respective Affiliates shall pay or provide severance benefits to any Excluded Employee.

(b) Reimbursement of Severance Benefits.

(i) With respect to all Employees (other than the Excluded Employees) who do not receive a Comparable Job Offer pursuant to Section 6.1, and to whom Seller pays severance benefits pursuant to Section 6.3(a)(i)(A) or (ii)(A), Buyer shall be responsible for reimbursing Seller for such severance benefits in accordance with this Section 6.3(b).

(ii) Buyer shall reimburse Seller for severance paid by Seller pursuant to Section 6.3(a)(i)(A) or (ii)(A) by Wire Transfer at the Closing to the extent known at that time.

(iii) Within sixty (60) days following the date that is six (6) months after the Closing, Buyer shall reimburse Seller for severance paid by Seller pursuant to Section 6.3(a)(i)(A) or (ii)(A), to the extent Seller was not previously reimbursed for such amounts at Closing pursuant to Section 6.3(b)(ii).

(iv) For purposes of this Section 6.3(b), amounts reimbursed by Buyer shall be reduced to take account of any Tax benefit realized by Seller or its Affiliates arising from the payment of such amounts, provided that such Tax benefit shall be calculated in accordance with the principles set forth in Section 10.3.

(c) Termination Notices. Seller shall be responsible for making all notices to Employees and Governmental Entities required by Applicable Law resulting from termination of Employees that are not Transferred Employees.

Section 6.4 Incentive Compensation; Pre-Closing Period.

(a) In the event the Closing Date occurs prior to the payment by Seller or one of its Affiliates of annual discretionary incentive awards for the 2012 performance period, Seller shall make an accrual on the Estimated Purchase Price Statement or provide to Buyer a payment equal to the aggregate amount accrued as of the Closing Date of any annual discretionary incentive awards for the 2012 performance period with respect to the Transferred Employees (the “2012 Bonus Accrual”); provided that the 2012 Bonus Accrual shall take into account all amounts to be paid by Seller and its Affiliates under the annual discretionary incentive awards, including any amounts to be deferred under the terms of any applicable plan. The 2012 Bonus Accrual is to be used by Buyer solely for the payment of 2012 annual discretionary incentive awards to the Transferred Employees, and shall be paid by Buyer to each of the Transferred

Employees on or about the date when Seller or its Affiliates normally pay such incentive awards and by no later than March 15, 2013 in such amounts as indicated in a schedule to be provided to Buyer by Seller no later than February 15, 2013. For purposes of clarity, if the Closing Date occurs after the payment date for the annual discretionary incentive awards for the 2012 performance period, Seller or its Affiliates shall use the 2012 Bonus Accrual to make such payments to Employees prior to the Closing Date.

(b) In the event the Closing Date occurs after December 31, 2012, but prior to the payment by Seller or its Affiliates of annual discretionary incentive awards for the 2013 performance period, Seller shall make an accrual on the Estimated Purchase Price Statement or provide Buyer a payment equal to the aggregate amount accrued as of the Closing Date of any annual discretionary incentive awards for the 2013 performance period with respect to the Transferred Employees (the “2013 Bonus Accrual”); provided that the 2013 Bonus Accrual shall take into account all amounts to be paid by Seller or its Affiliates under the annual discretionary incentive awards, including any amounts to be deferred under the terms of any applicable plan. The 2013 Bonus Accrual is to be used by Buyer solely for the payment of 2013 annual discretionary incentive awards to the Transferred Employees at the time that annual incentive awards will be paid to similarly situated employees of Buyer Parent’s U.S. Affiliates.

(c) Within thirty (30) days after the final incentive award is paid by Buyer or an Affiliate of Buyer to a Transferred Employee pursuant to Section 6.4(a) and (b), Buyer shall provide Seller with a detailed accounting of all incentive award payments made to Transferred Employees and reimburse Seller by Wire Transfer any amounts by which the 2012 Bonus Accrual or the 2013 Bonus Accrual exceed the aggregate of all incentive award payments made to the Transferred Employees for the applicable performance periods.

(d) Seller and its respective Affiliates shall retain all liabilities for, and shall be responsible for the payment of, any formulaic incentive bonus amounts payable to the Transferred Employees for performance periods occurring prior to the Closing Date under any formulaic incentive plans maintained by Seller or its Affiliates (for example, under any monthly, quarterly or commissions-based plans), and such formulaic incentive plans shall not be taken into consideration when determining the obligations of Buyer and Seller under this Section 6.4.

Section 6.5 No Third Party Beneficiary Rights. Nothing contained in this Agreement shall confer upon any Employee or any Affiliate of Seller any right with respect to continued employment by Seller, the Companies, the Subsidiaries or Buyer or its Affiliates. No provision of this Agreement shall (a) create any third-party rights in any such Employee, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to such Employee by Buyer, any Affiliate of Buyer, the Companies or any Subsidiary or under any benefit plan that Buyer, any Affiliate of Buyer, the Companies or any Subsidiary may maintain, (b) constitute or create or be deemed to constitute or create an employment agreement, (c) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Buyer Parent’s U.S. Affiliates, (d) interfere with or limit Buyer Parent’s U.S. Affiliates right to amend or terminate any individual plan, program, policy or arrangement of Buyer Parent’s U.S. Affiliates, the Companies or the Subsidiaries, or (e) obligate Buyer Parent’s U.S. Affiliates, the Companies or the Subsidiaries to maintain or continue any individual plan, program, policy or arrangement.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental Consents. All filings required to be made prior to the Closing Date with, and all consents, approvals, permits and authorizations required to be obtained prior thereto from, Governmental Entities in connection with the consummation of the transactions contemplated hereby by Seller and Buyer set forth in Section 3.5 and Section 4.3 of the Disclosure Schedule shall have been made or obtained and be in full force and effect.

(b) Canadian Antitrust Filing. The waiting period (and any extension thereof) applicable to the transactions contemplated hereby under any pre-acquisition filing requirement(s) applicable to the transactions contemplated by this Agreement under competition, antitrust or similar laws of Canada shall have been terminated or shall have otherwise expired.

(c) No Injunctions or Restraints. No Governmental Order issued by any court of competent jurisdiction and no Applicable Law of any Governmental Entity preventing the consummation of the transactions contemplated hereby shall be in effect, and no Governmental Entity shall have instituted any proceeding that is pending seeking any such Governmental Order.

(d) Consents. All consents, waivers, clearances, approvals and authorizations from third parties under the contracts and agreements set forth on Section 7.1(d) of the Disclosure Schedule as being required to be obtained prior to Closing shall have been obtained.

(e) Aggregate Closing Capital and Surplus. The Aggregate Closing Capital and Surplus reflected on the Estimated Purchase Price Statement shall not exceed the Aggregate Target Closing Capital and Surplus reflected on the Estimated Purchase Price Statement by more than $10,000,000.00.

Section 7.2 Conditions to Obligations of Buyer. The obligations of Buyer to effect the transactions contemplated by this Agreement are further subject to the satisfaction by Seller or waiver by Buyer on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in:

(i) Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6 and Section 3.19 shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date);

(ii) this Agreement, other than those Sections specifically identified in clause (i) above, shall be true and correct in all material respects, in each case as of the date of this Agreement (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date), except, in the case of this clause (ii) that any representation or warranty qualified as to materiality or a Company Material Adverse Effect shall be true and correct in all respects; and

(iii) this Agreement, other than those Sections specifically identified in clause (i) above, shall be true and correct (without giving effect to any limitation as to materiality or a Company Material Adverse Effect set forth therein), in each case as of the Closing as though made at and as of the Closing (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date), except, in the case of this clause (iii), as would not have or reasonably be expected to have a Company Material Adverse Effect, either alone or when taken in the aggregate with other breaches of any such representations and warranties.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; provided, that, with respect to obligations that are qualified by materiality, Seller shall have performed such obligations, as so qualified, in all respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect, nor shall any event or events have occurred that could reasonably be expected to have a Company Material Adverse Effect.

(d) No Actions. No Action shall have been commenced against Buyer Parent, Buyer, Seller, the Companies, the Subsidiaries or any of their respective Affiliates, which would prevent the Closing.

(e) Certain Actions. Seller shall have caused (i) all Affiliate Contracts to be terminated without any obligation or liability of the Companies or Subsidiaries on terms reasonably satisfactory to Buyer and (ii) all Intercompany Accounts to be settled in full (without any premium or penalty) in accordance with Section 5.7.

(f) Other Closing Deliveries. Buyer shall have received Seller deliveries set forth in Section 2.4.

Section 7.3 Conditions to Obligations of Seller. The obligations of Seller to effect the transactions contemplated by this Agreement are further subject to the satisfaction by Buyer or waiver by Seller on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in:

(i) Section 4.1, Section 4.2, and 4.8 shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date);

(ii) this Agreement, other than those Sections specifically identified in clause (i) above, shall be true and correct in all material respects, in each case as of the date of this Agreement (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date), except, in the case of this clause (ii) that any representation or warranty qualified as to materiality or material adverse effect shall be true and correct in all respects; and

(iii) this Agreement, other than those Sections specifically identified in clause (i) above, shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein), in each case as of the Closing Date as though made at and as of the Closing (except as to any representation or warranty which specifically relates to another date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii), as would not have or reasonably be expected to have a material adverse effect, either alone or when taken in the aggregate with other breaches of any such representations and warranties, on Buyer’s ability to consummate the transactions contemplated hereby on a timely basis.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; provided, that, with respect to obligations that are qualified by materiality, Buyer shall have performed such obligations, as so qualified, in all respects.

(c) Consideration. Seller shall have received the Purchase Price as provided in Section 2.1.

(d) Other Closing Deliveries. Seller shall have received Buyer deliveries set forth in Section 2.5.

Section 7.4 Frustration of Closing Conditions. No party to this Agreement may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to cause the Closing to occur, as required by Section 5.3 hereof.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 8.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Section 9.1 and shall terminate and expire at the close of business 18 months after the Closing Date; provided that the representations and warranties contained in (a) Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capital Structure; Certain Indebtedness), Section 3.3 (Subsidiaries), Section 3.4 (Authority), Section 3.19 (Brokers), Section 4.1 (Organization, Standing and Corporate Power), Section 4.2 (Authority) and Section 4.8 (Brokers) shall survive indefinitely and (b) Section 3.9 (Benefit Plans) (such Section, together with those identified in clause (a) above, the “Fundamental Representations”) shall survive until sixty (60) days following the expiration of the applicable statute of limitations. All covenants and agreements contained in this Agreement, to the extent that the foregoing are to have effect or be performed after the Closing, shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, the survival period with respect to all Tax matters shall be governed by Section 10.10.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Obligation to Indemnify.

(a) Subject to the expiration of the representations and warranties of Seller as provided in ARTICLE VIII and the limitations set forth in this ARTICLE IX, Seller agrees to indemnify, defend and hold harmless Buyer and its Affiliates and their respective Representatives from and against all Losses to the extent arising from or related to (i) any inaccuracy in or breach of the representations and warranties of Seller contained in this Agreement or in any certificate, instrument or agreement delivered by or on behalf of Seller pursuant to this Agreement, in each case as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except with respect to any representation or warranty which specifically relates to another date, the inaccuracy in or breach of which will be determined as of such specified date), (ii) any breach of any of the covenants and agreements of Seller contained in this Agreement, (iii) the DFS Subpoena or the underlying matters related thereto, (iv) any Affiliate Payment, or (v) the CML Audit or the underlying matters related thereto.

(b) Seller shall not have any liability under Section 9.1(a)(i) above unless the aggregate of all such Losses for which Seller would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to 2% of the Purchase Price (the “Indemnification Basket”), and then Seller would only be liable pursuant to Section 9.1(a)(i) to the extent any such Losses are in excess of the Indemnification Basket; provided, however, that Seller shall not have any liability under Section 9.1(a)(i) for any individual item where the Loss relating thereto is less than $75,000 (“De Minimis Items”) and such De Minimis Items will not be taken into account in determining whether the aggregate amount of Losses exceeds the Indemnification Basket. Neither the Indemnification Basket nor the exception for De Minimis Items shall apply with respect to any Losses arising from or related to any inaccuracy in or breach of any Fundamental Representation of Seller.

(c) The maximum amount for which Seller shall be liable under Section 9.1(a)(i) shall not exceed 20% of the Purchase Price (the “Indemnification Cap”). The Indemnification Cap shall not apply to any and all Losses arising from or related to (i) any inaccuracy in or breach of any Fundamental Representation of Seller, or (ii) Seller’s fraud, criminal activity or willful misconduct. Except for Losses arising from or related to (i) Seller’s fraud, criminal activity or willful misconduct, (ii) the DFS Subpoena or the underlying matters related thereto, (iii) the Canadian Tax Audit or the underlying matters related thereto, or (iv) the

CML Audit or the underlying matters related thereto, for which Seller’s liability shall, in each case, be unlimited, the maximum amount for which Seller shall be liable for Losses pursuant to this ARTICLE IX shall not exceed the Purchase Price and the maximum amount for which Seller shall be liable for Losses pursuant to ARTICLE X shall not exceed an amount equal to two times the Purchase Price.

(d) Subject to the expiration of the representations and warranties of Buyer as provided in ARTICLE VIII and the limitations set forth in this ARTICLE IX, Buyer agrees to indemnify, defend and hold harmless Seller and its Affiliates and their respective Representatives from and against all Losses to the extent arising from or related to (i) any inaccuracy in or breach of the representations and warranties of Buyer or Buyer Parent contained in this Agreement or in any certificate, instrument or agreement delivered by or on behalf of Buyer or Buyer Parent pursuant to this Agreement, in each case as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except with respect to any representation or warranty which specifically relates to another date, the inaccuracy in or breach of which will be determined as of such specified date) or (ii) any breach of any of the covenants and agreements of Buyer or Buyer Parent contained in this Agreement.

(e) Buyer or Buyer Parent shall not have any liability under Section 9.1(d)(i) above unless the aggregate of all such Losses for which Buyer or Buyer Parent would, but for this proviso, be liable exceeds on a cumulative basis the Indemnification Basket, and then Buyer or Buyer Parent would only be liable pursuant to Section 9.1(d)(i) to the extent any such Losses are in excess of the Indemnification Basket; provided, however, that Buyer or Buyer Parent shall not have any liability under Section 9.1(d)(i) for any De Minimis Items and such De Minimis Items will not be taken into account in determining whether the aggregate amount of Losses exceeds the Indemnification Basket. Neither the Indemnification Basket nor the exception for De Minimis Items shall apply with respect to any Losses arising from or related to any inaccuracy in or breach of any Fundamental Representation of Buyer.

(f) The maximum amount for which Buyer or Buyer Parent shall be liable under Section 9.1(d)(i) shall not exceed the Indemnification Cap. The Indemnification Cap shall not apply to any and all Losses arising from or related to (i) any inaccuracy in or breach of any Fundamental Representation of Buyer, or (ii) Buyer’s fraud, criminal activity or willful misconduct. Except for Losses arising from or related to Buyer’s fraud, criminal activity or willful misconduct, for which Buyer’s liability shall be unlimited, the maximum amount for which Buyer or Buyer’s Parent shall be liable for Losses pursuant to this ARTICLE IX shall not exceed the Purchase Price.

(g) For purposes of calculating Losses pursuant to this Section 9.1 and Section 10.1(a), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Company Material Adverse Effect or material adverse effect applicable to such representation or warranty.

Section 9.2 Indemnification Procedures.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by, or an action, proceeding or investigation instituted by, any Person not a party to this Agreement (a “Third Party Claim”), such Indemnified Party must notify the other party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim promptly, and in any event within thirty (30) days, after such Indemnified Party learns of the Third Party Claim; provided, however, that any delay or failure to give such notification shall not affect the indemnification provided hereunder except and only to the extent that the Indemnifying Party forfeits rights or defenses as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof at its own expense with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not as long as it conducts such defense be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, except as otherwise set forth herein. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense; provided, however, that if in the reasonable opinion of counsel to the Indemnified Party, (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party or (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be liable for the reasonable fees and expenses of one law firm to represent the Indemnified Party and, if applicable, local counsel in the jurisdiction in which an Action is held. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof in all reasonable respects. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are relevant to such Third Party Claim (subject, in each case, to the Indemnifying Party entering into a confidentiality agreement with respect to such records and information in a form reasonably acceptable to the Indemnified Party), and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld. The Indemnifying Party shall not settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action giving rise to a Third Party Claim unless the Indemnifying Party obtains the prior written consent of the Indemnified Party or such settlement, compromise, consent or termination (i) includes an express, unconditional release of such Indemnified Party in form and substance satisfactory to such Indemnified Party from any and all liability relating to such action, (ii) does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party and (iii) does not create any financial or other obligation on the part of the Indemnified Party. Notwithstanding the foregoing, in the event that such settlement, compromise, consent or termination is proposed in connection with the DFS Subpoena, such consent may not be unreasonably withheld or delayed.

(c) The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Section 9.1 shall terminate when the survival period of the applicable representation or warranty terminates pursuant to ARTICLE VIII, except as to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party. After the Closing, the indemnities provided in Section 9.1 and Section 10.1(a) shall be the sole and exclusive remedy at law for any breach of representation, warranty, covenant or agreement (other than those covenants and agreements which survive the Closing, including those in ARTICLE IX) or other claim arising out of this Agreement except for claims based on fraud, criminal activity or willful misconduct.

(d) The amount of any Losses for which indemnification is provided under this Agreement shall be (i) net of any amounts actually received by the Indemnified Party from insurers or other third parties with respect to such Losses (less any related costs and expenses, including the aggregate cost of pursuing any insurance claims paid by the Indemnified Party, but not any premiums or charges paid by the Indemnified Party), (ii) net of any amounts taken into account as a reserve, accrual or expense in the calculation of Aggregate Closing Capital and Surplus as finalized in connection with the determination of the final Purchase Price pursuant to Section 2.6 with respect to the facts, circumstances or matters giving rise to such Losses, and (iii) reduced to take account of any Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Losses, provided that such Tax benefit shall be calculated in accordance with the principles set forth in Section 10.3. Notwithstanding anything to the contrary contained herein, neither clause (iii) of the preceding sentence nor Section 10.3 shall apply to Losses incurred by HSBC DE or any Subsidiary thereof.

(e) Notwithstanding anything contained herein to the contrary, (i) no Indemnifying Party shall be liable for lost profits or any punitive, exemplary, consequential (but not incidental) or similar damages, except for lost profits or punitive, exemplary, consequential or similar damages (x) arising from or related to the DFS Subpoena, the Canadian Tax Audit, the CML Audit or, in each case, the underlying matters related thereto, or (y) actually paid to a third party in a Third Party Claim by an Indemnified Party, and (ii) no establishment or increase of or other adverse development in liabilities (or impairment of assets) for or in respect of losses or loss adjustment expenses under any policies or contracts of insurance written or assumed (or to be written or assumed) by a Company or a Subsidiary shall, in and of itself, be the basis for any claim by Buyer or any of its Affiliates that any representation or warranty in this Agreement has been breached.

(f) In accordance with Applicable Law, the Indemnified Party shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any Losses upon and after becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder.

(g) In the event of payment by or on behalf of any Indemnifying Party to any Indemnified Party (including pursuant to this ARTICLE IX) in connection with any claim or demand by any Person other than the parties hereto or their respective Affiliates, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim.

Section 9.3 Tax Treatment; Tax Indemnification. Except to the extent otherwise required by Applicable Law, any indemnity payment made pursuant to this ARTICLE IX or ARTICLE X hereof will be treated as an adjustment to the Purchase Price for all Tax purposes. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by ARTICLE X hereof, and shall not be subject to this ARTICLE IX, except as expressly provided in this ARTICLE IX.

ARTICLE X

TAX MATTERS

Section 10.1 Indemnity.

(a) Seller agrees to indemnify, defend and hold harmless Buyer, the Companies and each Subsidiary against the following Taxes (except for Disclosed Taxes and 50% of Transfer Taxes, if any) including, except as otherwise provided in Section 10.5, any reasonable external out-of-pocket costs or expenses (including reasonable attorney’s fees and expenses) incurred in contesting such Taxes (“Tax Contest Expenses”): (i) any Taxes (including for this purpose escheat-related obligations) arising from or related to a breach of the representations and warranties contained in Sections 3.9 (Benefit Plans) and 3.10 (Taxes; Unclaimed Property); (ii) any Taxes arising from or related to a breach of any of the covenants and agreements contained in this ARTICLE X which survive the Closing; (iii) any Taxes imposed on the Companies or any Subsidiary with respect to taxable periods of such Person ending on or before the Closing Date; (iv) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date, any Taxes imposed on the Companies or any Subsidiary which are allocable, pursuant to Section 10.1(b), to the portion of such period ending on the Closing Date; and (v) any Taxes of Seller or an Affiliate of Seller (other than the Companies or any Subsidiary) imposed on the Companies or any Subsidiary by reason of Treasury Regulation Section 1.1502-6 (or any comparable provision under state, local or foreign law); provided, however, that all payments made pursuant to this Article X shall be subject to the indemnification limitations described in Section 9.1(c).

(b) In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts (other than premiums), or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 10.7), deemed equal to the amount which would be payable if the taxable period ended on the Closing Date (based upon an interim closing of the books as of the Closing Date); and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Companies or any Subsidiary, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(iii) in the case of Taxes imposed on the basis of gross premiums, deemed equal to the amount of Taxes that would be payable based upon the amount of premium written as of the Closing Date.

(c) To the extent permitted under applicable law, the parties hereto agree for the purposes of this ARTICLE X to treat any payment or accrual of any incentive compensation amounts to which the provisions of Section 6.4 hereof apply as being allocable to the last taxable period (or portion thereof) for the relevant Company or Subsidiary ending on or before the Closing Date and, accordingly, that any Tax deduction related to such payment or accrual shall (i) be reflected on the federal income Tax Return for such entity for its taxable period ending on the Closing Date (and in a consistent manner on any applicable state, local, or non-U.S. Tax Returns) and (ii) in the event of any taxable period for any such entity that begins before the Closing Date and ends after the Closing Date, be treated as a deduction for the portion of such taxable period ending on the Closing Date for the purpose of making any determinations pursuant to Section 10.1(b) hereof. The parties agree to prepare (or cause to be prepared) the Tax Returns for the Companies and the Subsidiaries to which the provisions of Section 10.2 hereof apply consistently with this treatment. To the extent applicable law does not permit the above treatment, Buyer shall cause the payment or accrual of such amounts to be included and deducted on the relevant entity’s earliest Tax Return with respect to which such amounts may be deducted pursuant to Applicable Law, and shall pay to Seller any Tax benefit realized by Buyer, the Companies, or the Subsidiaries applicable to the deductibility of such payment or accrual promptly following the date such Tax benefit is realized.

(d) Notwithstanding any provision of this Agreement to the contrary, neither Seller nor any Affiliate of Seller (other than the Companies or the Subsidiaries) shall be liable or responsible for, or shall be required to indemnify Buyer, the Companies, or the Subsidiaries for, any Taxes arising out of, relating to or resulting from any transactions or actions engaged in by the Companies or any Subsidiary not in the ordinary course of business or taken solely by or at the direction of Buyer or any Affiliate thereof that occur on the Closing Date but after the Closing (an “Extraordinary Transaction”). Buyer shall indemnify and hold harmless Seller and its Affiliates for any Tax owed by any Person arising out of, relating to, or resulting from any Extraordinary Transaction, and Buyer and Seller agree to report all Extraordinary Transactions utilizing the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B).

(e) Buyer shall pay to Seller the excess of any amount accrued as a liability for Taxes (or otherwise taken into account) in the calculation of Aggregate Closing Capital and Surplus as finalized in connection with the determination of the final Purchase Price pursuant to Section 2.6 over the actual amount of the Companies’ and the Subsidiaries’ Tax liabilities for the relevant taxable period (or portion thereof determined in accordance with Section 10.1(b)). Such actual amount of the Companies’ and the Subsidiaries’ Tax liabilities for such period shall (i) with respect to any taxable period for which a Tax Return is filed pursuant to Sections 10.2(a) or (b), be the amount of the Tax set forth on the applicable Tax Return as so filed, and (ii) with respect to any other taxable period, be the amount of the Tax for such period as determined on audit or otherwise (in either case, including as calculated under any applicable Tax sharing agreement with respect to such taxable period). Such payment shall be made within ten (10) days of the relevant Tax Returns having been filed or the determination of such Tax amount on audit or otherwise, as applicable. Notwithstanding anything to the contrary, Buyer shall not be required to pay to Seller any amount resulting (i) from a carryback of a loss or credit from a taxable period (or portion thereof, determined in accordance with Section 10.1(b)) beginning after the Closing Date or (ii) in the case of a taxable period described in Section 10.1(b), from an offset of deductions, losses or credits accruing in the portion of such period that begins after the Closing Date against income, gains or Tax liabilities that accrued in the portion of such period that ends on the Closing Date.

(f) Notwithstanding anything to the contrary contained herein, Seller shall not be responsible for or required to indemnify or hold harmless Buyer, the Companies, or any Subsidiary from or against (i) any Tax that is included in the Disclosed Taxes, or (ii) any Transfer Taxes in excess of Seller’s 50% share thereof.

Section 10.2 Returns and Payments.

(a) Seller shall prepare or cause to be prepared, and file or cause to be filed, on a timely basis, all consolidated, unitary, combined, or similar Tax Returns that include any Company or any Subsidiary and Seller or any Affiliate of Seller (other than the Companies or the Subsidiaries) (the “Consolidated Tax Returns”) for any taxable period (or portion thereof, determined in accordance with Section 10.1(b)) ending on or before the Closing Date, and shall, except as set forth below for the HLIC Illinois Return, pay all Taxes reflected on such Tax Returns. To the extent that any portion of the Tax due with respect to any HLIC Illinois Return prepared by Seller pursuant to this Section 10.2(a) is reflected in Disclosed Taxes, Buyer shall, or shall cause HLIC DE to, pay the amount of such Tax to Seller promptly upon request by Seller. The Companies and the Subsidiaries shall furnish Tax information to Seller and the appropriate Affiliates of Seller and shall cooperate with Seller and the appropriate Affiliates of Seller as reasonably necessary to prepare and file the Consolidated Tax Returns in accordance with Seller’s, the Companies’ and the Subsidiaries’ past custom and practice.

(b) Buyer shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns with respect to the Companies and/or the Subsidiaries for any taxable period (or portion thereof, determined in accordance with Section 10.1(b)) ending on or before the Closing Date that are due after the Closing Date, other than the Consolidated Tax Returns, and, subject to any potential indemnity for Taxes as provided in Section 10.1(a), pay all Taxes reflected on such Tax Returns. All such Tax Returns shall be prepared in accordance with the past custom and practice of the Companies and the Subsidiaries (except to the extent counsel for Buyer determines that there is no substantial authority therefor).

(c) Buyer shall provide Seller with a copy of each Tax Return required to be prepared (or caused to be prepared) by Buyer pursuant to Section 10.2(b) hereof at least thirty (30) Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return, Seller shall have the right to review and comment on such Tax Return prior to the filing of such Tax Return, and Seller shall provide Buyer written notice of any objections it has with respect to such Tax Returns (a “Tax Dispute”) within ten (10) Business Days of the delivery of such Tax Return. In the event of any such objections, the parties shall in good faith attempt to resolve such dispute for a period of five (5) Business Days following the date on which Buyer was notified of the Tax Dispute; provided, that if such dispute is not settled within such time period, the parties shall promptly submit all such remaining disputed matters to the Independent Accounting Firm for resolution in a timely manner so that such Tax Return may be timely filed. If the Independent Accounting Firm is unable to make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Tax Return in question, then Buyer may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without the consent of Seller; provided, however, that such Tax Return shall incorporate such changes as have at the time of such filing been agreed to by the parties pursuant to this Section 10.2(c). Notwithstanding the filing of such Tax Return, the Independent Accounting Firm shall make a determination with respect to any disputed issue, and the amount of Taxes, if any, with respect to which Seller or Buyer may be responsible pursuant to this ARTICLE X shall be calculated consistently with such determination. The decision by the Independent Accounting Firm shall be final and binding on the parties with respect to how any such Tax Return should be filed. Notwithstanding anything in this Agreement to the contrary, the fees and expenses relating to the Independent Accounting Firm pursuant to this Section 10.2(c) shall be borne in inverse proportion to the degree that each party prevails on the Tax Dispute, which proportionate allocation will also be determined by the Independent Accounting Firm.

Section 10.3 Tax Benefits. Any indemnifiable Tax Losses payable by an indemnifying party under this ARTICLE X shall be reduced by the amount of any currently available net Tax benefit actually realized by or available to be realized by the Indemnified Party (or any Affiliate thereof) resulting from such Tax Losses. For the purposes of this Section 10.3, a Tax benefit shall be currently available to the extent that it results, or with commercially reasonable steps capable of being taken by the Indemnified Party (or any Affiliate thereof) would result, in a refund of or actual reduction in Tax with respect to the taxable period in which the Loss is incurred or indemnification is paid, or any prior taxable period starting on or after the Closing Date, or on any Tax Return with respect thereto. In the event that a Tax benefit is realized for the taxable period in which an indemnification payment is payable but has not yet been realized at the time such indemnification payment is paid, the full indemnification amount shall be payable, and the amount equal to the Tax benefit shall be repaid to the Indemnifying Party at such time as the Tax benefit is realized. In the event such Tax benefit amount shall ultimately be determined to differ from the amount initially computed for purposes of this Section 10.3, the amount payable under this Section 10.3 shall be appropriately adjusted.

Section 10.4 Tax Refunds; Amended Returns. Any Tax refund (including any interest with respect thereto) relating to the Companies or any Subsidiary for Taxes paid for any taxable period (or portion thereof, calculated in accordance with Section 10.1(b)) ending on or prior to the Closing Date and not reflected or otherwise taken into account as an asset in the calculation of Aggregate Closing Capital and Surplus as finalized in connection with the determination of the final Purchase Price pursuant to Section 2.6 shall be the property of Seller, and if received by Buyer or the Companies or any Subsidiary shall be paid over promptly to Seller; provided, however, that any such Tax refund that is attributable to a carryback of a Company’s or any Subsidiary’s loss or credit from a taxable period or portion thereof beginning after the Closing Date shall be the property of Buyer. Upon a reasonable request from Seller or an Affiliate of Seller, Buyer shall cooperate, and cause the Companies and the Subsidiaries to cooperate, in filing amended Tax Returns or claims for refund or other appropriate similar information to obtain a refund or credit that Seller is entitled to pursuant to this Section 10.4. Except to the extent authorized by the next succeeding sentence related to permissible carrybacks of post-closing Tax attributes, Buyer shall not otherwise cause or permit the Companies or any of the Subsidiaries to amend or modify any Tax Return of the Companies or any Subsidiary relating to any taxable period (or portion thereof, determined in accordance with Section 10.1(b)) ending on or before the Closing Date without the written consent of Seller, which consent may be withheld in its sole discretion. Buyer and Seller agree that the Companies and the Subsidiaries may carry back post-closing net operating loss, post-closing loss from operations, post-closing credit, or other post-closing Tax attributes of the Companies or the Subsidiaries to taxable periods (or portions thereof, determined in accordance with Section 10.1(b)) of the Companies or the Subsidiaries that end on or prior to the Closing Date to the extent that such carrybacks do not affect any consolidated, combined, unitary, or other similar group that includes any member other than the Companies or the Subsidiaries (excluding, for this purpose, any such group to the extent related to an HLIC Illinois Return). For the purpose of clarity, the parties agree that any such carryback that affects any consolidated, combined, unitary, or other similar group that includes any member other than the Companies or the Subsidiaries (other than any such group to the extent related to an HLIC Illinois Return) shall require the written consent of Seller, which consent may be withheld in its sole discretion.

Section 10.5 Tax Contests.

(a) After the Closing, Buyer shall promptly notify Seller in writing of the commencement of any Tax Contest. Such notice shall contain factual information (to the extent known to Buyer, the Companies or any Subsidiary) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability; provided, however, that any delay or failure to give such prompt notification shall not affect Seller’s obligation to provide indemnification pursuant to Section 10.1(a) with respect to such Tax Contest except and only to the extent that Seller forfeits rights or defenses as a result of such failure.

(b) In the case of any Tax Contest that relates to (i) a taxable period ending on or before, or that includes, the Closing Date, (ii) any matter which could increase Seller’s liability for Taxes (including Taxes which Seller is required to pay pursuant to Section 10.1(a) of this Agreement) or (iii) any matter that could otherwise adversely affect Seller, Seller shall have the right, upon written notice to Buyer, to participate in or, with respect to any taxable period (or portion thereof (determined in accordance with Section 10.1(b)), ending on or before the Closing Date, assume the defense of and control the conduct of such Tax Contest or, in the case of a portion of a taxable period, the portion of such Tax Contest that relates to such portion (but only to the extent that the relevant governmental or judicial party conducting such Tax Contest permits such portion of such Tax Contest to be controlled by Seller at the same time as the portion of such Tax Contest that relates to the remainder of such taxable period is controlled by Buyer). If Seller does not assume the defense of any such Tax Contest or portion thereof, Buyer may defend the same in such manner as it may deem appropriate, including settling such Tax Contest or portion of such Tax Contest (subject, however, to Section 10.5(c) if such settlement would adversely affect Seller) after giving ten (10) days’ prior written notice to Seller setting forth the terms and conditions of settlement. In the event of a Tax Contest that involves issues relating to a potential adjustment for which Seller has the right to control the conduct of such Tax Contest that also involves separate issues relating to a potential adjustment for which Seller does not have the right to control the conduct of such Tax Contest, Buyer shall have the right, at its expense, to control the Tax Contest but only with respect to the latter issues.

(c) Neither Buyer nor Seller shall enter into any compromise or agree to settle any claim pursuant to any Tax Contest which would adversely affect the other party for such year or a subsequent or prior year without first obtaining the written consent of the other party, which consent may not be unreasonably withheld or delayed.

(d) Notwithstanding any other provision in this Agreement to the contrary, Seller and its Affiliates shall exclusively control the conduct of any notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or judicial proceeding, suit, dispute or other claim involving any Consolidated Tax Return, and Seller and its Affiliates shall have sole discretion in administering any such claims including the right to settle such claims.

Section 10.6 Cooperation and Exchange of Information. Seller and Buyer, and their respective Affiliates, shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any Tax Contest or any audit or similar examination of Seller or Buyer or their respective Affiliates in respect of Taxes. Such cooperation and information shall include, but not be limited to, providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities. Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Seller and Buyer shall each retain all Tax

Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Companies and the Subsidiaries for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, or (ii) three (3) years following the due date (without extension) for such returns. None of Seller, on the one hand, or Buyer, the Companies, or the Subsidiaries, on the other hand, shall dispose of any such materials unless it first offers in writing to the other party the right to take possession of such materials at such other party’s sole expense and the other party fails to accept such offer within fifteen (15) Business Days of the offer being made. Any information obtained under this Section 10.6 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting a Tax Contest or as otherwise may be required by applicable law, regulation or the rules of any stock exchange.

Section 10.7 Transfer Taxes. Each of Buyer and Seller shall be liable for and shall hold the other party harmless against 50% of any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes (collectively, “Transfer Taxes”) which become payable in connection with the transactions contemplated by this Agreement, and Buyer shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure. Buyer or Seller, as appropriate, shall execute and deliver all instruments and certificates reasonably required to obtain the benefit of any available exemptions from or reductions in any such Transfer Taxes or to enable the other to comply with any filing requirements relating to any such Taxes.

Section 10.8 Termination of Tax Sharing Agreements. As of the Closing Date, Seller shall cause the Companies’ and the Subsidiaries’ participation in all written Tax allocation and Tax sharing agreements and arrangements between Seller and its Affiliates (other than the Companies or the Subsidiaries), on the one hand, and the Companies and the Subsidiaries, on the other hand, to be terminated as of the Closing Date; provided, however, that such termination shall not excuse the Companies and the Subsidiaries from making all payments due to Seller or any such Affiliate of Seller under such agreement for any taxable period (or portion thereof, determined in accordance with Section 10.1(b)) ending on or before the Closing Date. The payment and calculation of any payments due and owing with respect to the preceding sentence shall be made in a time and manner consistent with past practice.

Section 10.9 Section 338 Election.

(a) Seller and Buyer will join in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local or non-U.S. Tax law) with respect to the purchase and sale of the Shares of HSBC DE hereunder (the “Section 338(h)(10) Election”). Buyer shall be responsible for timely filing the Election Forms (as defined below); provided that Seller has delivered the executed Form 8023 described in Section 2.4(i) hereof to Buyer on or before the Closing Date. Except as otherwise provided by Section 10.7, Seller or HSBC North America Holdings, Inc. shall pay or otherwise be responsible for any Tax imposed on HSBC DE resulting from the deemed asset sale pursuant to the Section 338(h)(10) Election, and Seller shall indemnify Buyer, the Companies and the Subsidiaries against any such Taxes.

(b) Seller and Buyer agree that, for the purposes of the Section 338(h)(10) Election, the aggregate deemed sales price (within the meaning of Treasury Regulations Section 1.338-4) and the amount of the adjusted grossed-up basis (within the meaning of Treasury Regulations Section 1.338-5) for Buyer’s purchase of the Shares of HSBC DE shall be allocated among the assets of HSBC DE in a manner consistent with Code Sections 338 and 1060 and the regulations thereunder (the “Asset Allocation”). For the purposes of clarity, the amount of the aggregate Purchase Price allocated to the sale of the HSBC DE shares as set forth on Exhibit D (as adjusted to reflect the calculation of the final Purchase Price pursuant to Section 2.6) shall be used to determine the aggregate deemed sales price for the purposes of the foregoing sentence. Buyer shall, not later than forty-five (45) days after the Settlement Date referred to in Section 2.6(c), provide to Seller for its review and comment a calculation of the Asset Allocation. Within fifteen (15) days after the delivery of such Asset Allocation, Seller will propose to Buyer in writing any reasonable changes to the Asset Allocation (and in the event no such changes are so proposed to Buyer within such time period, Seller will be deemed to have accepted and agreed to the Asset Allocation in the form provided). Seller and Buyer will attempt in good faith to resolve any timely raised issues arising as a result of Seller’s review of such Asset Allocation within ten (10) days after Buyer’s receipt of a timely written notice of objection from Seller. If Seller and Buyer are unable to agree on the Asset Allocation within such time period, Seller and Buyer shall jointly request the Independent Accounting Firm to resolve any issue in dispute promptly, and in any event at least thirty (30) days before the due date for filing the first Tax Return as to which the Asset Allocation is relevant, with the fees and expenses of the Independent Accounting Firm borne in inverse proportion to the degree that each party prevails on the issues in dispute, which proportionate allocation will also be determined by the Independent Accounting Firm. Buyer shall prepare any state, local or non U.S. Tax forms (and any required attachments) required to make the Section 338(h)(10) Election (collectively, together with the IRS Form 8023 described in Section 2.4(i) hereof, the “Election Forms” and each an “Election Form”) consistently with the IRS Form 8023 described in Section 2.4(i) hereof and shall submit the Election Forms to Seller prior to Closing. Except as set forth below with respect to a revised Asset Allocation, each of Buyer, HSBC DE, and Seller shall file all Tax Returns (including IRS Form 8883) in a manner consistent with the Section 338(h)(10) Election and the Asset Allocation as so finalized and shall not take any position inconsistent with the Section 338(h)(10) Election or the Asset Allocation as so finalized for any Tax reporting purpose, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. applicable Tax law). In the event that any adjustment to the purchase price for the HSBC DE Shares is required to be made as a result of indemnification under ARTICLE IX or ARTICLE X or otherwise, Buyer shall prepare or cause to be prepared in a reasonable manner, and shall provide to Seller, a revised Asset Allocation reflecting such adjustment. Such revised Asset Allocation shall be subject to review and resolution of timely raised disputes in the same manner as the initial Asset Allocation. To the extent required, each of Buyer, HSBC DE, and Seller shall file all Tax Returns (including a revised IRS Form 8883) in a manner consistent with the Asset Allocation as so revised and shall not (except pursuant to any further revision to the Asset Allocation in accordance with this Section 10.9(b)) take any position inconsistent with the Section 338(h)(10) Election or the Asset Allocation as so revised for any Tax reporting purpose, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. applicable Tax law).

(c) Notwithstanding anything to the contrary contained herein, Buyer shall not make any election (other than the Section 338(h)(10) Election referenced above) under Section 338 of the Code with respect to any of the transactions contemplated by this Agreement.

Section 10.10 Miscellaneous.

(a) Seller and Buyer agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Companies or any Subsidiary) under this ARTICLE X or under other indemnity provisions of this Agreement as adjustments to the Purchase Price for all Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Applicable Laws of a particular jurisdiction provide otherwise.

(b) Notwithstanding any provision in this Agreement to the contrary, the provisions of Section 3.10 (Taxes; Unclaimed Property) and this ARTICLE X, including the obligations of Seller to indemnify and hold harmless Buyer, the Companies and the Subsidiaries pursuant to this ARTICLE X, shall survive, and shall not terminate, until sixty (60) days after the expiration of the applicable statute of limitations.

ARTICLE XI

TERMINATION PRIOR TO CLOSING

Section 11.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by the written agreement of Buyer and Seller;

(b) by either Seller or Buyer by written notice to the other parties if the Closing shall not have occurred on or prior to the date that is 270 days from the date of this Agreement (the “Termination Date”), or such later date upon which Seller and Buyer may agree in writing; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by either Seller or Buyer in writing, if there shall be any (i) Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or (ii) Governmental Order which prohibits or restrains any party from consummating the transactions contemplated hereby, and such Governmental Order shall have become final and nonappealable;

(d) by Buyer, if the Companies, the Subsidiaries or Seller shall have (i) failed to perform any of their covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied and such failure to perform is incapable of being cured or, if capable of being cured, has not been cured within thirty (30) days after the giving of written notice thereof by Buyer to Seller but in no event later than the Termination Date or (ii) breached any of their representations or warranties contained in this Agreement, such that any of the conditions set forth in Section 7.2 would not be satisfied and such breach is incapable of being cured or, if capable of being cured, has not been cured within thirty (30) days after the giving of written notice thereof by Buyer to Seller but in no event later than the Termination Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 11.1(d) if Buyer is then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(e) by Seller, if Buyer shall have (i) failed to perform any of its covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied and such failure to perform is incapable of being cured or, if capable of being cured, has not been cured within thirty (30) days after the giving of written notice thereof by Seller to Buyer, but in no event later than the Termination Date or (ii) breached any of its representations or warranties contained in this Agreement, such that any of the conditions set forth in Section 7.3 would not be satisfied and such breach is incapable of being cured or, if capable of being cured, has not been cured within thirty (30) days after the giving of written notice thereof by Seller to Buyer, but in no event later than the Termination Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 11.1(e) if Seller is then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 11.2 Effect of Termination. In the event of termination pursuant to Section 11.1, this Agreement shall become null and void and have no effect, with no liability on the part of Seller, the Companies, the Subsidiaries, Buyer or Buyer Parent, or their respective directors, officers, agents or shareholders, with respect to this Agreement; provided, however, that the obligations contained in (i) Section 5.2 (Access to Information; Confidentiality); (ii) Section 5.6 (Publicity; Notices), (iii) the Confidentiality Agreement, (iv) this Section 11.2; and (v) ARTICLE XII (General Provisions) shall survive any termination of this Agreement indefinitely or for such shorter period specifically contemplated by those Sections or the Confidentiality Agreement. Notwithstanding the foregoing, termination of this Agreement pursuant to Section 11.1(d) or Section 11.1(e) shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against any other party for willful breach of a material covenant or agreement contained in this Agreement.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the purchase and sale of the Shares is consummated, each party hereto shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. For the avoidance of doubt, Seller shall be solely responsible for the payment of all of the transaction expenses incurred by or on behalf of Seller, the Companies or the Subsidiaries incident to the transaction which is the subject of this Agreement, including investment banking fees, accounting fees and legal fees.

Section 12.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed as provided below) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(1) if to Buyer, to

Pavonia Holdings (US), Inc.

c/o Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor

18 Queen Street

Hamilton HM JX

Bermuda

Fax: (441) 296-0895

Attention: Richard J. Harris, Chief Financial Officer

with a copy to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19130

Fax: 215-988-2757

Attention: Robert C. Juelke

(2) if to Seller, to

HSBC North America Holdings Inc.

452 Fifth Avenue, Floor 10

New York, NY 10018

Fax: 212-525-6994

Attention: Stuart Alderoty, Senior Executive Vice President

                 and General Counsel

with a copy to:

Edwards Wildman Palmer LLP

20 Church Street

Hartford, CT 06103

Fax: (888) 325-9082

Attention: Theodore P. Augustinos

Notice given by personal delivery or overnight courier shall be effective upon actual receipt. Notice given by facsimile shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day if not received during the recipient’s normal business hours. All notices by facsimile shall be confirmed promptly after transmission in writing by personal delivery or overnight courier.

Section 12.3 Interpretation. When a reference is made in this Agreement to a section, exhibit or schedule, such reference shall be to a section of, or an exhibit or schedule to, this Agreement unless otherwise indicated. The inclusion of any information in the Disclosure Schedule will not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedule, that such items are material to the Companies or the Subsidiaries. The specification of any dollar amount in the Disclosure Schedule is not intended to imply that such amount, or higher or lower amounts is or is not material for purposes of this Agreement and no party shall use the fact of the setting forth of such amount in any dispute or controversy between the parties as to whether any obligation, item or matter not described therein is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy among the parties as to whether any obligation, item or matter not described in this Agreement or included in any Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. The disclosure of an item in one section of the Disclosure Schedule as an exception to a particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties to the extent that the relevance of such item to such other covenants, representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Disclosure Schedule with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. Unless the context otherwise requires, references herein to a Contract means such Contract as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and to a statute means such statute as amended from time and includes any successor legislation thereto and any regulations promulgated thereunder.

Section 12.4 Entire Agreement; Third-Party Beneficiaries. This Agreement (including all exhibits and schedules and the Disclosure Schedule hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Except as expressly provided herein, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 12.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 12.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Notwithstanding the foregoing sentence, Buyer may, to the extent not inconsistent with its other obligations hereunder, assign prior to Closing its rights to purchase the Shares or any portion thereof to any Affiliate of Buyer Parent with the prior written consent of Seller, which consent shall not be unreasonably withheld. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 12.7 Dispute Resolution; Submission to Jurisdiction.

(a) In the event of any dispute arising under this Agreement, prior to the commencement of litigation, a senior officer of Buyer and a senior officer of Seller shall attempt in good faith to resolve the dispute consistent with the terms of this Agreement. If they are unable to resolve the dispute in this manner within a reasonable period of time, the parties may pursue judicial remedies with respect to such dispute. This section shall not apply to any application to obtain emergency judicial intervention.

(b) Each of Seller and Buyer hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the United States or any state court, which in either case is located in Delaware (each, a “Delaware Court”) for purposes of enforcing this Agreement. In any such action, suit or other proceeding, each of Seller and Buyer irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, however, that nothing set forth in this sentence shall prohibit either Seller or Buyer from removing any matter from one Delaware Court to another Delaware Court. Each of Seller and Buyer also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. Seller and Buyer agree that any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered, sent or mailed in accordance with Section 12.2, constitute good, proper and sufficient service thereof.

Section 12.8 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS AGREEMENT, THE

TRANSACTIONS CONTEMPLATED HEREBY OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 12.9 Severability; Amendment and Waiver.

(a) Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b) This Agreement may be amended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance.

(c) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

Section 12.10 Certain Limitations. Without limiting the generality of Section 3.29 of this Agreement, no Person has made any representation or warranty to Buyer with respect: (i) to the Confidential Information Memorandum, dated as of February 2012, as amended or supplemented from time to time; or (ii) any financial projection or forecast relating to the business of the Companies and the Subsidiaries.

Section 12.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 12.12 Conflicts and Privilege. Buyer, Buyer Parent, the Companies and the Subsidiaries hereby agree that, in the event a dispute arises under or in connection with this Agreement after the Closing between Buyer, Buyer Parent, the Companies or the Subsidiaries, on the one hand, and Seller, on the other hand, Edwards Wildman Palmer LLP may represent Seller in such dispute even though the interests of Seller may be directly adverse to the

Companies or the Subsidiaries, and even though Edwards Wildman Palmer LLP may have represented the Companies or the Subsidiaries in a matter substantially related to the dispute, or may be handling ongoing matters for the Companies and the Subsidiaries. Buyer, Buyer Parent, the Companies, the Subsidiaries and Seller further agree that, as to all communications between Edwards Wildman Palmer LLP, the Companies, the Subsidiaries and Seller that relate, both prior to or after the Closing, to (a) the transactions contemplated by this Agreement, including without limitation the negotiation, preparation, execution, delivery and closing under, or any dispute arising under or in connection with this Agreement which, immediately prior to the Closing, would be covered by the attorney-client privilege of Seller and its counsel, and (b) the DFS Subpoena, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller, and shall not pass to or be claimed or controlled by the Companies or the Subsidiaries; provided, that Seller shall not waive such attorney-client privilege other than to the extent appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, in the event a dispute arises between Buyer, Buyer Parent, the Companies or the Subsidiaries and a person other than Seller after the Closing, the Companies or the Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Edwards Wildman Palmer LLP to such person. Other than as explicitly set forth in this Section 12.12, the parties hereto acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Companies and the Subsidiaries prior to the Closing shall survive the Closing and continue to be a privilege of the Companies and the Subsidiaries, and not Seller, after the Closing.

[Signature Page Follows.]

IN WITNESS WHEREOF, Seller, Buyer and Buyer Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

HOUSEHOLD INSURANCE GROUP HOLDING COMPANY

By	/s/ Patrick A. Cozza
	Name: Title:	Patrick A. Cozza Chief Executive Officer

PAVONIA HOLDINGS (US), INC.

By	/s/ Karl J. Wall
	Name: Title:	Karl J. Wall President

ENSTAR GROUP LIMITED

By	/s/ Richard J. Harris
	Name: Title:	Richard J. Harris Chief Financial Officer